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                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549
                    ----------------------------------------
                                   Form 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

--------------------------------------------------------------------------------

                    INTERNATIONAL MENU SOLUTIONS CORPORATION
                 (Name of small business issuer in its charter)


          Nevada                                                91-1849433
(State of other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


      350 Creditstone Road, Unit 203/202                              M5A 1J3
        Concord, Ont Canada                                          (Zip Code)
(Address of principal executive offices)


Issuer's telephone number, (416) 614-6368



Securities to be registered under Section 12(b) of the Act: None



Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)

                    International Menu Solutions Corporation
                              CROSS REFERENCE SHEET


    Item Number and Caption in Form 10-SB                           Caption in Form 10-SB
    -------------------------------------                           ---------------------

1.  Item 101.  Description of Business ..........................   Description of Business

2.  Item 303.  Management's Discussion and Analysis                 Management's Discussion and
    or Plan of Operation ........................................   and Analysis

3.  Item 102.  Description of Property ..........................   Description of Properties

4.  Item 403.  Security Ownership of Certain                        Security Ownership of Certain
    Beneficial Owners and Management ............................   Beneficial Owners and Management

5.  Item 401.  Directors, Executives Officers,                      Directors, Executives Officers,
    Promoters and Control Persons ...............................   Promoters and Control Persons

6.  Item 402.  Executive Compensation ...........................   Executive Compensation


7.  Item 404.  Certain Relationships and Related                    Certain Relationships and Related
    Transactions ................................................   Transactions

8.  Item 202.  Description of Securities ........................   Description of Securities

9.  Item 201.  Market for Common Equity and                         Market for Common Equity and
    Related Stockholder Matters .................................   Related Stockholder Matters

10. Item 103.  Legal Proceedings ................................   Legal Proceedings

11. Item 304.  Changes in and Disagreements with                    Changes in and Disagreements with
    Accountants on Accounting and Financial                         Accountants and Financial
    Disclosure ..................................................   Disclosure

12. Item 701.  Recent Sales of Unregistered Securities ..........   Recent Sales of Unregistered
                                                                    Securities

13. Item 702.  Indemnification of Directors and                     Indemnification of Directors and
    Officers ....................................................   Officers

14. Item 601.  Index to Exhibits ................................   Index to Exhibits

TABLE OF CONTENTS


PART        ITEM      ITEM DESCRIPTION                                               PAGE

PART I      ITEM 1.   Description of Business .......................................5
                           Business Development .....................................5
                           Business of the Issuer ...................................9

            ITEM 2.   Management's Discussion and Analysis or Plan of
                      Operation .....................................................17
                           Cautionary Statement Involving Forward
                           Looking Statements .......................................17
                           Industry Overview ........................................17
                           Result of Operations .....................................18
                           Liquidity and Capital Resources ..........................21
                           Year 2000 Discussion .....................................22
                           Factors That May Effect Future Results of
                           Operation ................................................23

            ITEM 3.   Description of Property .......................................23

            ITEM 4.   Security Ownership of Certain Beneficial Owners
                      and Management ................................................29

            ITEM 5.   Directors, Executive Officers, Promoters and
                      Control Persons ...............................................29
                           Directors and Executive Officers .........................31
                           Business Experience ......................................32
                           Directors of Other Reporting Companies ...................34
                           Significant Employees ....................................34
                           Involvement in Certain Legal Proceedings .................34

            ITEM 6.   Executive Compensation ........................................35

            ITEM 7.   Certain Relationships and Related Transactions ................37

            ITEM 8.   Description of Registrant's Securities ........................37
                           Common Stock .............................................37
                           Convertible Debentures ...................................38
                           Warrants .................................................38
                           "Anti-Takeover" Provisions ...............................38

PART II     ITEM 1.   Market Price of Common Equity and Related
                      Shareholder Matters ...........................................39
                           Market Information .......................................39
                           Holders ..................................................39
                           Dividends ................................................39

            ITEM 2.   Legal Proceedings .............................................40

            ITEM 3.   Changes in and Disagreements with
                      Accountants ...................................................40

            ITEM 4.   Recent Sales of Unregistered Securities .......................40

            ITEM 5.   Indemnification of Directors and Officers .....................44

PART F/S    ITEM 1.   Financial Statements ..........................................46

PART III    ITEM 1.   Index to Exhibits .............................................46

PART I

ITEM 1. DESCRIPTION OF BUSINESS

a.   Business Development

     International Menu Solutions Corporation, formerly known as ANM Holding Corporation, is a Nevada corporation which was incorporated on June 24, 1997 (hereinafter, "the Company;" "we;" "us;" and "our;" will each refer to
International Menu Solution Corporation). We were authorized to issue an aggregate of 25,000,000 shares of common stock with a par value of $0.001 per share. Originally, the Company's mission was to offer quality clinical research facilities providing our customers with a cost effective and efficient method for conducting clinical research. At the same time, we endeavored to create value and long term benefits for our shareholders, employees and end users of our services. The Company became inactive after ANM Holding Corporation was unable to achieve these goals.

     The Company now operates completely through its wholly owned subsidiaries.

     On July 16, 1998, the Company, through its wholly owned subsidiary 1308864 Ontario, Inc., a corporation incorporated under the laws of the Province of Ontario, amalgamated1 pursuant to the Business Corporations Act (Ontario) with International Menu Solutions, Inc. and its wholly owned subsidiary Prime Foods Processing, Inc. The surviving company of the amalgamation is called International Menu Solutions Inc. ("International Menu").

     International Menu's product lines target consumers who desire delectable, restaurant quality meals that are conveniently prepared for home consumption, the basis for Home Meal Replacement ("HMR"). The National Restaurant Association predicts that by the year 2005, the average consumer will allocate greater than 50% of his/her food budget towards prepared meals purchased outside the home, for home consumption.

     HMR has evolved from home cooked meals of the 1950's to frozen TV dinners of the 1970's and 1980's to frozen microwaveable dishes and freshly prepared meals "ready to heat" and "ready to eat" in the 1990's and beyond. The consumer has also grown to appreciate the sophisticated quality and presentation of local and international cuisine prepared by restaurants.

     As a result of the amalgamation, the Company owned all of the issued and outstanding shares of common stock of International Menu. The original holders of 4,000,000 shares of common stock of International Menu received 4,000,000 Class X Shares of the continuing

--------
     1 An amalgamation of two companies in the Province of Ontario pursuant to the Business Corporations Act (Ontario) is equivalent to a merger of two companies in the United States.

Ontario  corporation   following  the  amalgamation  and  in  addition  received
4,000,000 Class N Shares of the Company.

     Pursuant to the agreements with respect to the amalgamation of 1308864 Ontario Inc. and International Menu, we agreed to maintain $US 925,0001 ($CD 1,348,558) in unencumbered capital in the Company. In order to comply with this capital requirement, in July 1998, we issued an aggregate of 1,400,000 shares of common stock, at a purchase price of $US 0.70 ($CD 1.02) per share, pursuant to Rule 504 of Regulation D of the Securities Act of 1933 (the "Securities Act"), as amended. We received $US 925,000 ($CD 1.02), net of commission and offering costs. The proceeds from the offering were used for new product sales in the United States and Canada, research and development, new equipment purchases and general working capital.

     The Company maintains an office at 350 Creditstone Rd., Units 203/202, Concord, Ontario.

     To our knowledge we have not been subject to bankruptcy, receivership or any similar proceedings.

     Since inception, we have purchased the businesses of competing food processing companies whose goals are complimentary to those of the Company.

     International Menu Solutions Inc.: International Menu is a manufacturer and sales/marketer of fresh and frozen entree products for both the United States and Canadian private and control label retail marketplace for the HMR market.

     Acquisition of Prime Foods Processing Inc.: In November of 1997, International Menu acquired all of the issued and outstanding shares in the capital of Prime Foods Processing Inc., an Ontario corporations located in Waterloo, Ontario ("Prime Foods"). The shares were purchased for a cash consideration of $1.00 per share, the purchase of certain notes in consideration of $374,000 and the funding of Prime Foods to permit Prime Foods to purchase the land and buildings where it conducts its business for the sum of $726,000.

     Acquisition of Pasta Kitchen: In October 1998, we acquired through Prime Foods from 1218951 Ontario Inc., doing business as Pasta Kitchen, all of the assets of the fresh meal producer marketing its products under the trade name Pasta Kitchen. We purchased the assets

--------
     1 Although we conduct most of our business in Canadian Dollars ("$CD"), we have used a reference in United States Dollars ("US") when transactions involved United States Dollars. As of May 12, 1999, the conversion rate was $US 1.00 equals $CD 1.457. All United States Dollar denominations have also been converted into the Canadian Dollar equivalent.

for cash consideration of $372,212 and additional consideration, currently estimated at $340,000 payable in shares of common stock of the Company or in cash at October 1999 based on the achievement of certain revenue targets. Pasta Kitchen operates as a division of Prime Foods and offers several of Canada's leading supermarket chains with a full line of heat and fully prepared meal solutions in single and multi-serve portions.

     Acquisition of Transcontinental Gourmet Foods Inc.: In November 1998, we acquired through International Menu all the issued and outstanding shares of Transcontinental Gourmet Foods Inc., an Ontario corporation, which was incorporated in January of 1983 ("Transcontinental"). Transcontinental is a producer of fillo pastry hors d'oevres. Concurrent with this acquisition, we purchased 59% of Norbakco Ltd., a sister corporation of Transcontinental ("Norbakco"). These acquisitions have allowed us to expand our product line to include hors d'oeuvres and desserts.

     When we purchased all of the issued and outstanding shares of Transcontinental and the 59% interest in Norbakco, we paid cash consideration of $1,000,000 at closing with an additional cash payment estimated at $600,000 which is payable in 1999 based on the net book value of Transcontinental in excess of $1,000,000, as determined at February 28, 1999. The $1,000,000 consideration has allocated $860,000 for Transcontinental and $140,000 for Norbakco interest. The balance of the purchase price was satisfied by the issue to the selling shareholders of 3 classes of shares of stock, being 300,000 Class B shares, 100,000 Class C shares and 59,000 Class D shares of International Menu, which were issued on December 1, 1998. The said shares issued to the selling shareholders are exchangeable for shares in the common stock of the Company in accordance with the following formulas:

     The Class B shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the earnings before income tax, depreciation and amortization ("EBITDA") of Transcontinental for the twelve month period ended February 28, 1999, multiplying such amount by 5, less the adjusted book value; then by dividing that amount by the Canadian dollar equivalent of $US 1.40 ($CD 2.04) at February 28, 1999.

     The Class C shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the Canadian dollar equivalent at February 28, 2000 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of our common stock determined at February 28, 2000.

     The Class D shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the EBITDA of Transcontinental for the twelve month period ended February 28, 2001 minus the adjusted EBITDA of Transcontinental for the twelve month period ended February 28, 2000; then by dividing that amount by the

Canadian dollar equivalent at February 28, 2001 of the lesser of $US 2.00 ($CD 2.92) or the current market price of one share of International Menu common stock determined at February 28, 2001.

     A total of 2,200,000 Common shares in the capital stock of the Company have been reserved for issuance based on the exchange formulas outlined above. Management estimates that approximately 1,900,000 Common shares will be issued to the former shareholders of Transcontinental in exchange for the Class B Shares.

     Subsequent to the purchase of Transcontinental and the 59% equity interest in Norbakco, the Company through International Menu acquired the remaining 41% equity interest in Norbakco in May, 1999. The common shares that represent the 41% equity interest were acquired in consideration of the issue of 53,000 Class X shares by International Menu and the issue of 53,000 Class N shares by the Company. In addition, International Menu purchased outstanding shareholder loans from the selling shareholders owing by Norbakco in the aggregate amount of $180,000 with the purchase price being the face amount of the loans.

     Acquisition of Tasty Selections Inc.: On April 15, 1999, we purchased through International Menu all of the issued and outstanding shares of Tasty Selections Inc., a manufacturer of muffin and cookie batters, located in Concord, Ontario ("Tasty Selections"). We acquired Tasty Selections for a cash consideration of $1,000,000 and by issuing 442,750 Class N shares of the Company and 442,750 Class X shares of International Menu to the shareholders of Tasty Selections. The Class X shares are held in escrow with 1/3 of the Class X shares to be released on April 15, 2000, 1/3 of the Class X shares to be released from escrow on April 15, 2001 and the remaining 1/3 of the Class X shares to be released from escrow on April 15, 2002. The sellers of the shares to International Menu entered into an escrow agreement that provides that the said Class X shares will be released from escrow as to 1/3 on March 15, 2000, as to 1/3 on March 15, 2001 and as to 1/3 on March 15, 2002.

     Acquisition of 1005549 Ontario Limited: On May 10, 1999, the Company through International Menu purchased all the issued and outstanding shares of 1005549 Ontario Limited which owns all of the issued and outstanding shares of D.C. Foods Processing Inc. (collectively "D.C. Foods"). Under the terms of the acquisition, the Company satisfied the purchase price payable to the shareholders of 1005549 Ontario Limited by paying $4,000,000 in cash, the issue of 893,333 Class X shares and 893,333 Class N shares, 250,000 Class E Series 1 shares, 250,000 Class E Series 2 shares, 250,000 Class E Series 3 shares and 250,000 Class E Series 4 shares. The Class E Series 1 shares and the Class E Series 2 shares are exchangeable into a number of Common shares of the Company such that number of shares to be determined by calculating the amount equal to the greater of: (i) the EBITDA of D.C. Foods for the period from December 7, 1998 to and including December 31, 1999; and (ii) zero, then by dividing that amount by the Canadian dollar equivalent of the current market price of one share of the Company's common stock determined at December 31, 1999. The Class E Series 3 shares and the Class E Series 4 shares are exchangeable into a number of Common shares of the Company such number of shares to be determined by calculating the amount equal to the greater of (i) four times the EBITDA of D.C. Foods for the one year period ending March 31, 2002 or December 31, 2002 (as decided by the selling shareholders of D.C. Foods) minus (A) $6,000,000 and (B) an amount equal to the greater of (i) the EBITDA of D.C. Foods for the period from December 6, 1998 to and including December 3, 1999, and (ii) zero then by dividing that amount by the Canadian dollar equivalent of the current market price of one share of International Menu common stock determined at March 31, 2002 or December 31, 2002. The sellers of the shares of 1005549 Ontario Limited to International Menu entered into a limited escrow agreement whereby 702,857 Class X shares and the Class E shares are subject to escrow arrangements based on various time periods with the release from escrow being on the basis of 1/3 per year over three years, except that upon certain events, all the shares from escrow could be released by the Company. All Class E Series shares are shares of International Menu.

     Right of First Refusal: in each of the acquisitions of Transcontinental, Tasty Selections and D.C. Foods, we have acquired a first right of refusal with respect to the sale of shares of International Menu and the Company by the parties receiving such shares as part of the payment of the purchase price.

b.   Business of the Issuer

     Through our wholly owned subsidiaries, we develop, market and produce a series of specialty food products for sale to large food retailer chains and specialty food chains.

     1. Principle Products and Services: We offer a line of food products to consumers who are looking to purchase components of a complete meal or to purchase a complete meal consisting of a protein, starch and vegetable. These meals consist of meat (chicken, roast beef or salmon), rice, pastas, steamed vegetables and sauces which can be purchased fresh or frozen. In addition to these center-of-the-plate items, we also offer a line of hors d'oevres and deserts.

     The products we offer are enhanced, restaurant quality meals that are derived from restaurant menus. The products are sold in supermarkets as fresh and frozen entrees. The frozen products have a shelf life of 6-8 months and the fresh products have a shelf life of 21 days. The frozen meals are displayed in aesthetically appealing three-door freezers strategically located in HMR areas of the supermarkets. The fresh meals are available in open eight-foot self-serve refrigeration units in the delicatessen section of the supermarkets.

     The business cycle of our products is in the early developmental stage in a market which management believes is rapidly expanding. However, the products themselves are not new to a marketplace where consumers have been purchasing and eating the traditional food items as single item purchases. Our marketing strategy is to take those single items and enhance their presentation, taste and packaging. We then bundle the items as complete meal solutions that consumers can mix and match to create an international and ethnic line of restaurant quality complete meals.

     2. Product Development and Strategy: Our products are developed in response to consumer demands and according to our own specifications. Often, retail clients will request that we manufacture products tailored to certain specifications demanded by the consumer. For example, retailers of our products have jointly developed efforts with their own design teams to create lines of food products to be sold under our label. Otherwise, our meals are manufactured in accordance with internally generated specifications and are sold directly to retailers and organizations selling directly to retailers.

     Our products are developed in component parts that when joined together form a complete "meal solution." This meal solution program is developed for each retailer client. We offer two programs to retailers depending on the size of the retailer. Under the "retailer branding" method, the retailer owns a brand. To qualify for this program, the retailer must own a minimum of 200 stores to ensure adequate market share to capitalize on economies of scale. Under the "control branding" method, we provide complete meal solution programs to small retailers who do not have the expertise or market share to own their own brand. The brand developed for this program is called "Selections" which can be adapted for several different retailers by incorporating their label with our brand name.

     Our long-term product development objective is to capture popular culinary awareness which management believes is an integral part of the food industry. To capture this awareness, our meals are developed under various local and international theme canopies and are derived from restaurant menus. We plan to focus on the following food service theme canopies:

     o    Grill/American Grille
     o    Trattoria
     o    Mediterranean Taverna
     o    Bistro/New American Bistro
     o    Southwestern Cantina
     o    Asian Cafe
     o    Kids Connection

     3. Product Marketing and Strategy: We market five brands of meals and meal components through our wholly owned subsidiaries. These brands include: (i) "Royal Selection," a line of frozen meal entrees; (ii) "International Selection," a line of frozen meal entrees; (iii) the Pasta Kitchen label; (iv) "Thornhill Bakery," "Meli's Bakery," and "Margies Sweets," a line of fresh and frozen deserts under the Norbakco label; and (v) frozen hors d'oeurves under the Transcontinental label. We seek to maintain a broad list of customers in order to minimize the ability for one major customer to dictate non-competitive terms to the Company. Our target customers are supermarkets, specialty gourmet stores, club stores and big boxed meat stores.

     In addition to these four brands, we are creating internationally labeled food categories known as the "Selections" line. Our strategy is to generate a series of internationally and ethnic based meal solutions that will be sold by smaller retail clients under a control label brand that is partly owned by the Company. As a result, we anticipate that these retailers will be able to choose various menu components which parallel restaurant menus.

     We sell most of our products under the retailers' private labels through a sub-branding approach or under alliances with owners of other known brands. This is known as co-branding. We believe that selling our products under private labels or known brands, which are more recognizable by consumers, will create brand awareness of our products since our name appears on the label of the known brand. It has become generally accepted that supermarkets, specialty gourmet stores and big boxed meat stores sell complete meals and meal components. To date, we have manufactured our products under major private labels belonging to supermarkets, club stores, big boxed meat stores, convenience store chains and non-traditional food retailers.

     We plan to utilize our own direct sales force in our target markets. Our sales representatives will convey to new and existing customers our belief that we offer nutritious, restaurant quality meals because we control product development and production in our wholly owned facilities.

     Our long-term marketing objective is to reach retail consumers in all areas of the supermarkets and stores which carry our products, particularly in the delicatessen and frozen sections.

     4. Product Distribution and Strategy: We utilize various ways to distribute our products directly and indirectly to our customers. Our products are distributed directly to major retailers as either private label or co-branded products. The products are also distributed directly to major club stores under our own label. We distribute our products indirectly to major club stores and retailers under co-packing agreements or to various distributors under our own label. With the addition of Tasty Selections and D.C. Foods, our reliance on any one of our distribution methods has been significantly reduced.

     5. Strategic Relationships and Joint Ventures: We expect to establish partnerships with private label retailers who will promote and advertise our products under their private labels. To date, though, no such partnership has been developed. Through these partnerships, we would be able to take advantage of promotion and advertising techniques used by seasoned retailers. These include in-store demonstrations of our new products, food


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


sampling, and interactive showcases of our products where consumers will be given the opportunity to combine different meal components as part of their home meal solutions. Through partnership programs with retailers, we also plan to collaborate in such areas as product development and profile, package design, merchandising, promotion and product demonstration.

     6. Status of Publicly Announced New Products or Services: To date, we have announced several new products and services:

     "Seafood Selections": On February 10, 1999 we announced that our Canadian based seafood division "Seafood Selections" received its first U.S. based orders to launch four of its seafood HMR products. We announced that "Seafood Selections" would begin releasing its lobster and salmon products to the Western United States in February of 1999 and that opening orders, valued at approximately $1.1 Million, would be distributed to select Club Stores and some mid-sized food retail stores.

     Seafood Selections commenced shipment of its products to the United States in late February of 1999. After full production of Seafood Selections products began in March of 1999, two HMR Products including Lobster Ravioli and Lasagna were shipped to retailers located in the Western United States. In addition, the Lobster Ravioli and Lasagna meals, as well as Smoked Salmon Tortellini and Seafood Penne meals were shipped under the co-branded Northern Chef label to several retailers in the east and west coasts of the United States.

     In April of 1999, we commenced shipment of Seafood Selections meals to Canadian retailers. At the present time, we rely on third party manufacturers to manufacture and package our Seafood Selections products. However, we purchase our own seafood raw materials and use our own recipes for the production of Seafood Selections meals.

     Prime Foods Processing Facility: On February 4, 1999, we announced the expansion of the Prime Foods processing facility, our frozen food facility based in Kitchener, Ontario. We received confirmation of expansion financing which would more than triple the production capacity. However, in view of the recent addition of D.C. Foods, we have temporarily suspended expansion of the Prime Foods facility in order for management to evaluate how we could make the best use of all our facilities.

     7. Competition: The specialty food industry is highly competitive. Our products are sold in competition with all food service operators such as restaurants, fast food outlets and large food processors. The specialty food industry is highly competitive and there can be no assurance that we will be able to compete successfully. Many of our competitors have far greater financial, operational and marketing resources than the Company. Furthermore, the specialty food industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

     Our products are primarily competing in the fresh and frozen specialty food industry. The principal method of competition include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising. Few of our competitors in the specialty food industry manufacture entrees or bundled meal components in the unique restaurant style canopies that are offered by the Company. We plan to penetrate this market and plan to expand our market share by producing culinary unique entrees, bundled meals and meal kits at competitive prices. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively against these competitors.

     On a North American branded basis, our direct competitors are Stouffers, Kraft Foods and Maple Leaf Foods, among others. Several of these well-known brands have recently introduced lines of component meals. However, we believe the Company will remain competitive in this industry because of the depth and breadth of our product lines. Most of our competitors focus their product lines on single items and their manufacturing focuses on homogenous product assembly. Our manufacturing process is based on raw material and components for complete meal assembly. Because of this unique component manufacturing process, we have the ability to adapt to rapidly changing market demographics.

     We also believe that our meals will be able to effectively compete with products offered by our competitors due to the ownership of our own facilities. Other private label marketers and food brokers provide only co-packed entrees to their customers and do not have control over their own manufacturing facilities. Management believes that ownership of our own facilities allow us to maintain high quality control and to quickly respond to customers' changing needs. Ownership of our own meal processing facilities as well as our unique component approach to meal assembly may allow us to develop and introduce new products in as little as 4-6 months.

     The Company may have difficulty competing with large brand name manufacturers for retail shelf space. Retailers, particularly supermarkets, command high prices to display products on strategically located shelves. However, management believes that it can obtain or secure strategically located shelves at a lower cost by sub-branding our products under private labels belonging to retailers.

     Management believes that the Company's unique capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer makes the Company a viable competitor in the HMR industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.

     8. Sources and Availability of Raw Materials and Principal Suppliers: Our business operations include the development, marketing and production of a series of specialty food products for sale to large food retailer chains and specialty food retailers. The raw materials required to manufacture our meals are commodities such as flour, cheese and sugar which are readily available in the market place. We have no major principal suppliers. Furthermore, the Company believes that the markets for these commodities are stable and no supply change is imminent.

     9. Dependence on One or a Few Major Customers: The Company has one major customer. Based on historical pro forma sales of $36,100,000, this customer represents 12.5% of our sales. The loss of this customer could have a material adverse effect on the sales of the Company. We currently have a good relationship with this customer and anticipate that we will expand our business with this customer.

     10. Patents and Trademarks: The Company owns registered trademarks and service marks under the names "Poppa Jimis(R)", "Poppa Jimis Deli & Design(R)", "Royal Selections & Design(R)", "Pasta Kitchen(R)", "Transcontinental Gourmet Foods Inc.(R)" and "Jonathan T(R)". We intend to apply for numerous United States and International patents, trademarks and copyrights in connection with certain products. In addition, we use several other trade names for our products and services, many of which we believe are common law trademarks. We will review additional trade names for which we will seek formal trademark registration at a later date. We also keep confidential various recipes, formulation specifications and production specifications. We attempt to avoid infringing patents of others by monitoring, on a regular basis, patents issued with respect to food processing equipment.

     All trademarks or service marks appearing in this Form 10-SB that do not relate to our products are the property of their respective holders.

     11. Labor Contracts: Norbakco has a collective bargaining agreement with Thornhill Bakery Ltd. Confectionery and Tobacco Workers' International Union, Local 264. We believe that our relationship with the union and our employees is good.

     12. Governmental Approval and Effect of Governmental Regulation: The production, distribution and sale of our products are subject to various federal, state and local laws promulgated in the United States and Canada.

     (a) United States: The Company is subject to regulation by federal, state and local governmental laws in the United States. These include: the Environmental Protection Act, for labeling, sanitary conditions and product contamination; the Occupational Safety and Health Act for equipment and work area safety; the Federal Food, Drug and Cosmetic Act, for labeling, sanitary conditions and product contamination; United States Department of Agriculture; state and local building codes; and property zoning codes. Our operations are subject to a variety of other federal, state and locals laws such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, the Company complies with necessary state and federal laws necessary to operate a food production and distribution company in the United States.

     (b) Canada: The Canadian Federal Government must approve all processed food and food processing facilities. All plants processing meat, poultry, fish and seafood are regulated and monitored by government inspectors. Plants producing meat and poultry items must have an establishment number, which is issued only if the plant has passed an inspector's audit. If the food processed is sold frozen, once an establishment number is issued, the inspector retains an office at the processing facility. However, if the food processed is sold fresh, the food processing facility is subject to additional regulation. The inspection of meat and poultry is much more stringent than inspection of seafood. Inspectors also regulate seafood, however, once the inspectors are comfortable that the plants are operating with satisfactory manufacturing processes and meet all health requirements, they do not monitor production as often as they monitor the production of meal and poultry. The Seafood inspectors visit, on average, three times per year to monitor systems, ingredients, processes and production. Meat and Poultry inspectors visit on average as often as on a daily basis to monitor systems, ingredients, processes and production. As the Canadian Government is now in the process of switching agencies, all inspections fall under the Canadian Food Inspection Agency ("CFIA"). All of the inspectors have the authority to close down a production facility if the plant does not meet established manufacturing requirements.

     Government regulation requires that correct ingredients and nutritional information be clearly stated on the package when fresh or frozen food is packaged to be sold for retail. An accredited laboratory using calibrated analyzing equipment must also do nutritional analysis. CFIA may, at any time, independently monitor and test ingredients to ensure that all values listed on the packages are accurate and correct.

     We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Government regulations may, in certain circumstances, affect the ability of the Company, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

     13. Amount Spent on Research and Development: The amount spent for research and development of our products for the years ending December 31, 1998 and December 31, 1997 were $425,542 and $5,663 respectively. Although research and development is not directly borne by the customer, it is a factor in the determination of the pricing of our products.

     14. Cost and Effects of Compliance with Environmental Laws: The production, distribution and sale of our products are subject to various federal, state, provincial and local environmental laws of the United States and Canada. The Company is subject to laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. We cannot predict with any certainty our future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, we may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in the operation of our business. The Company does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

     15. Employees: As of May 13, 1999, we had a total of 235 employees, all of which are full-time.

     16. Reports to Security Holders

     Prior to filing this Form 10-SB, we have not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also, we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

     The public may read and copy any materials we filed with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

a.   Cautionary Statement Involving Forward Looking Statements

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward- looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, the reader should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward looking statement.

     This Form 10-SB may also include statistical data or disclose trends regarding the food processing industry. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

b.   Industry Overview

     The booming North American economy combined with an increase in percentage of dual career families has expanded the market for Home Meal Replacement ("HMR") products. In today's dual career family society, people are time constrained. Lives no longer revolve around household chores, such as grocery shopping and scratch cooking. According to the P.C. Revolution magazine, The North American consumer has a positive attitude toward premium frozen foods. The National Restaurant Association predicts that by the year 2000, greater than 50% of the average of consumer's food spending will be on prepared meals purchased outside the home. The Company's strategic acquisitions of organizations competing in the home meal replacement market will allow the Company to produce complete meal kits or bundled meals to compete with fast-food restaurants and supermarket chains in the consumer take-out market.

     General: For accounting purposes, the following information reflects the result of operations of the Company as the surviving corporation of the merger between International Menu Solutions Corporation (a Nevada corporation, formerly known as ANM Holdings Corporation) and International Menu Solutions Inc., an Ontario corporation.

     The Company has completed several acquisitions since inception. Accordingly, a pro forma balance sheet and income statement has been prepared by management to reflect acquisitions that occurred during fiscal 1998 and 1999. The pro forma financial statements should be read in conjunction with 'Results of Operations' and the audited consolidated financial statements of the Company and notes thereto included elsewhere in this Form 10-SB. The pro forma balance sheet assumes that all acquisitions and related transactions since January 1, 1999 occurred on December 31, 1998. The pro forma statement of operations assumes that such transactions occurred on January 1, 1998. Results of operations or acquired companies are included in the Company's audited financial statements from the date of acquisition.

     Transactions incurred in currencies other than the Canadian dollar, the functional currency of the Company, are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction gains or losses have been included in earnings.

c.   Result of Operations

     Pro forma year ended December 31, 1998 (or "pro forma 1998") compared to year ended December 31, 1998 (or "fiscal 1998")

     Revenue: Pro forma 1998 revenue increased $30,071,000, or 493.3%% to $36,167,000 compared to $6,096,000 in fiscal 1998. The growth in revenue can be primarily attributed the effect of the Tasty Selections and D.C. Foods acquisitions which had combined revenues of $23,154,000 in 1998. In addition, pro forma 1998 results include a full year's revenue associated with the Transcontinental, Norbakco and Pasta Kitchen subsidiaries.

     Cost of Goods Sold: Cost of goods sold increased to $30,001,000 for pro forma 1998, up $25,271,000 (or 534.3%) compared to the fiscal 1998 figure of $4,730,000. As a percentage of revenue, cost of goods sold represented 83.0% of revenue compared to 77.6% of revenue for fiscal 1998. The change in absolute dollars is attributed to the inclusion of the cost of goods sold for Tasty Selections and D.C. Foods and a full years cost of goods sold for Transcontinental, Norbakco and Pasta Kitchen. The increase in cost of sales as a percentage of revenues is a primarily a result of the acquisition of D.C Foods whose margins are somewhat lower than other subsidiaries in the group because of the focus on breaded and battered food products. In addition, Fiscal 1998 included only one month of the results of Transcontinental, whose gross margins are higher in December of each year due to the demand for hors d'oevres and pastries during the holiday season.

     Selling Expenses: Selling expenses increased $1,086,000 (178.0%) to $1,696,000 (4.7% of revenue) for pro forma 1998 compared to $610,000 (10.0% of revenue) in fiscal 1998. The pro forma 1998 increase is largely attributable to the selling expenses totaling $931,000 incurred by Transcontinental and Tasty Selections in 1998 which were not included in fiscal 1998 results.

     Research and Development: Research and development expenses increased did not change from pro forma 1998 compared to fiscal 1998 as research and development activities are conducted by International Menu on behalf of all other subsidiaries of the Company. Accordingly 100% of the research and development expenditures incurred during the year ended December 31, 1998 were included in both fiscal 1998 and pro forma 1998 results of operations.

     Administrative Expenses: Administrative expenses increased $2,078,000 (271.5%) from 764,000 (12.5% of revenue) in fiscal 1998 to $2,876,000 (7.9% of revenue) for pro forma 1998. The increase in absolute dollars is attributed to the inclusion of the administrative expenses for Tasty Selections and D.C. Foods and a full year's administrative expenses for Transcontinental, Norbakco and Pasta Kitchen. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of D.C. Foods, whose administrative expenses represent only 3.2% of revenues due to the significant volume of product turnover in the D.C Foods operation. The Company expects that administrative expenses will decline as a percentage of revenue as recent acquisitions are
integrated,   synergies  are  realized  and  revenue  growth   expectations  are
fulfilled.

     Amortization of Intangibles: Amortization of intangibles increased to $640,000 (1.8% of revenue) for pro forma 1998 compared to $67,000 (0.6% of revenue) in fiscal 1998. The growth of $573,000 in intangibles amortization charges is a result of a full year's amortization on intangibles associated with all acquisitions completed to-date. Fiscal 1998 included only one month's intangibles goodwill amortization on the Transcontinental and Norbakco acquisitions and three months' goodwill amortization with respect to Pasta Kitchen. Intangibles that arose on recent acquisitions is amortized over 40 years, except for the intangibles associated with Prime Foods and Pasta Kitchen, which is amortized over a 20-year period.

     Loss from Operations: The Company's loss from operations decreased slightly from $549,000 (9.0% of revenue) in fiscal 1998 compared to $514,000 (1.4% of revenue) for pro forma 1998. The acquisitions of D.C. Foods and Tasty Selections contributed over $826,000 in net income to pro forma 1998 results. However, the positive income contributed by D.C. Foods and Tasty Selections was offset by increases in goodwill amortization and interest charges associated with the convertible debenture and recent acquisitions (see 'Interest revenue and expense' below). The Company expects that profitability will improve as recent acquisitions are integrated and economies of scale take effect.

     Interest Revenue and Expense: Interest expense increased by $647,000 (660.2%) to $745,000 (2.1% of revenue) for pro forma 1998 compared to $98,000
(1.6% of revenue). The change is attributable to a full year's interest expense in connection with D.C. Foods, Tasty Selections and Transcontinental, which totaled approximately $360,000. In addition, the Company issued $4,000,000 in convertible debentures which bear interest at 7% and accordingly, $280,000 in interest expense was charged to pro forma 1998 results.


     Year ended December 31, 1998 (or "fiscal 1998") compared to the period from incorporation, September 26, 1997 to December 31,1997 (or "three month period ended December 31, 1997")

     Revenue: Revenue increased $5,654,000 or 1,279% to $6,096,000 in fiscal 1998 up from $442,000 for the three-month period ended December 31, 1997. The growth in revenue can be attributed to both the short reporting period for 1997 and to the above mentioned acquisitions that were completed in fiscal 1998.

     Cost of Goods Sold: Cost of goods sold increased to $4,730,000 in fiscal 1998, up $4,365,000 or 1,196% from the figure of $365,000 incurred during the three-month period ended December 31, 1997. As a percentage of revenue, cost of goods sold represented 77.6% of revenue for fiscal 1998, compared with 82.6% for the three-month period ended December 1997. The change in absolute dollars is attributed to short reporting period for 1997 and the previously mentioned acquisitions. The change in percentage of revenues is a primarily a result of the acquisition of Transcontinental Gourmet Foods, whose gross margins are higher in December of each year due to the demand for hors d'oevres and pastries during the holiday season.

     Selling Expenses: Selling expenses increased $597,000 to $610,000 (10.0% of revenue) in fiscal 1998 compared to $13,000 (2.9% of revenue) for the three-month period ended December 31, 1997. The increase is largely attributable to the acquisitions of Transcontinental,

Norbakco and Pasta Kitchen who have higher promotional and delivery costs than other subsidiaries of the Company.

     Research and Development: Research and development expenses increased $420,000 to $426,000 (7.0% of revenue) in fiscal 1998 compared to $6,000 (1.4%
of revenue) for the three-month period ended December 31, 1997. The increase is due primarily to product development efforts associated with new meal components and meal kits created in 1998.

     Administrative  Expenses:  Administrative  expenses  increased  $673,000 to
$765,000  (13.7% of  revenue)  in fiscal  1998  compared  to  $92,000  (20.8% of revenues) for the three month period ended December 31, 1997. The increase in absolute dollars is due to the short reporting period in 1997 and acquisitions that were completed during 1998. In addition, during 1998 the Company incurred increased costs associated with building management infrastructure, corporate governance and reporting obligations, seeking out strategic acquisitions and investor relations. The decrease in such costs as a percentage of revenues is due primarily to the acquisition of Transcontinental, whose administrative expenses are disproportionately low in December of each year due to high sales volumes in that month. The Company expects that administrative expenses will continue to decline as a percentage of revenue as the results of new acquisitions are included in the Company's financial statements.

     Loss from operations: The Company's loss from operations increased $463,000 to $502,000 (8.2% of revenue) compared to $39,000 (8.8% of revenue) for the three months ended December 31, 1997. The increase in the loss is due primarily to significant increases in expenditures for product development and administrative functions during 1998. Acquisitions that occurred during 1998 contributed $603,000 in operating income during 1998. The Company expects that profitability will improve as new acquisitions are integrated and economies of scale take effect.

     Interest revenue and Expense: Interest revenue increased to $25,000 in 1998, an increase of $24,000 compared to the three months ended December 31, 1997. The change is largely attributable the short reporting period for 1997 and to interest on short-term investments on excess cash available in the Company during the third and fourth quarter of 1998. Interest expense increased $94,000 to $98,000 compared to $4,000 for the three-month period ended December 31, 1997. The increase is due primarily to the short reporting period for 1997 and to interest charges with respect to long-term debt and capital lease obligations associated with companies acquired during 1998.

d.   Liquidity and Capital Resources

     The Company's cash and cash equivalents increased from $299,274 at December 31,

1997 to $1,865,612 at December 31, 1998. The increase was primarily due to financings in July 1998 and November 1998 which raised approximately $4,212,000, net of issuance costs. Approximately $1,400,000 of the funds raised was used to satisfy the cash requirements of acquisitions that occurred during 1998.

     Historically, the Company's cash flows from product sales have not been sufficient to fund 100% of its operations. Cash flows from operations were approximately ($505,000) and ($7,000) in fiscal 1998 and for the three-month period ended December 31, 1997, respectively. However, the operations of Transcontinental, Tasty Selections and D.C. Foods have positive cash flows from operations. The Company will begin to experience the operating cash flow effect of these acquisitions during 1999.

     As of December 31, 1998, the Company had cash and cash equivalents totaling $1,866,000. During April 1999, the Company raised approximately $7.8 million through convertible debentures and the sale of common stock. Approximately $5.0 million was used to fund the cash portion of the acquisitions of D.C. Foods and Tasty Selections Inc. In addition, approximately $600,000 is payable during 1999 to the former shareholders of Transcontinental pursuant to the purchase agreement.

     As of December 31, 1998, the Company has unutilized banking credit facilities totaling $720,000. The Company believes that existing cash balances and credit facilities will be adequate to meet the Company's cash requirements through the end of fiscal 1999.

     The Company believes that cash balances and credit facilities will be adequate to meet the Company's cash requirements through the end of fiscal 1999.

     Dividends: The Company has not paid cash dividends on its common stock to date and does not plan to pay cash dividends to its shareholders in the near future. The Company presently intends to retain any earnings to finance future growth of its business.

e.   Year 2000 Issues

     The "Year 2000" problem is the result of computer programs being written using two digits, rather than four, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all. This could result in major system failures or miscalculations causing disruptions in operations, including among other things, a temporary inability to process transactions, send invoices, access internal financial information or engage in normal business activities. Year 2000 problems experienced by our suppliers, or us could adversely impact our ability to meet the demands of, or service our customers or otherwise carry on our business. We have not yet developed a contingency plan to address situations that may result if our suppliers or we are unable to achieve Year 2000 compliance. The cost of developing and implementing this kind of plan, if necessary, could be material.

     To assist in the integration of recent acquisitions, and to mitigate the uncertainties associated with Year 2000 issues the Company decided to purchase a new financial accounting and management information system that will be integrated and implemented across all operating and management functions. The implementation of the new computer system has begun and the Company estimates that the cost of the new system, including the software, hardware and installations costs will total approximately $250,000. The Company expects that the new computer system will be completely installed and tested by September 30, 1999.

     In addition, the Company has communicated with parties with which it does significant business to assess their Year 2000 compliance and the extent to which the Company is exposed to any significant third party Year 2000 compliance issues. These determinations are expected to be made by June 30, 1999. The costs associated with these activities are not expected to be significant. This process will not guarantee that systems of other parties upon which the Company's systems directly or indirectly rely will be Year 2000 compliant on a timely basis, or that a failure by another party to render their systems compliant with Year 2000 issues will not have a material adverse effect on the Company.

f.   Factors That May Effect Future Results of Operation

     The Company believes that in the future results of operations could be impacted by factors such as market acceptance of new products, the success of the company's employees marketing Home Meal Replacements and adverse changes in the general economic conditions in any of the countries involved in which the Company does business.

     The Company's ability to develop and market products that successfully adapt to current market needs and may also have an impact on the results of operation. A portion of future revenues will come from n ew products. The Company cannot determine the ultimate effect that new products and services will have on revenue, earnings or stock prices.

     Due to the factors noted above and elsewhere in the Management's Discussion and Analysis of Financial Conditions and Results of Operation, the Company's future earnings and stock price may be subject to significant volatility. Past financial performance should not be considered and a reliable indicator of future performance and investors should not use historical trends to anticipate trends in future periods.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's headquarters are located at 350 Creditstone Rd., Units 203/202, Concord,

Ontario. The building, aggregating approximately 6,800 square feet, is pre-existing and in good condition. We have been leasing the office space on a month-to-month basis since April of 1999. The Company commenced a three year lease at $6,000 per month including utilities, maintenance and taxes.

     Prime Foods: Prime Foods' 15,000 square foot frozen food facility is situated on a 1 acre lot located at 620 Colby Drive, Waterloo, Ontario. Prime Foods owns the property. The building is a stand alone structure of brick and concrete with a large paved parking lot on one side of the building and a smaller paved parking lot in the front of the building. Management believes that the building is in good repair. In December of 1997, Prime Foods began to operate this frozen food facility to produce frozen entrees, bundled meals and stir fry kits for the HMR Market in the United States and Canada. The production facility is equipped with mixers, filling and wrapping units, cooking ovens, cutting units, conveyer system and a new Individually Quick Frozen ("IQF") chrogenic freezing line. Management believes that the equipment is maintained in good working order.

     In February 1999, we announced the planned expansion of the frozen food facility to 25,000 square feet of manufacturing space. This expansion has increased the production capacity of the facility from approximately $8 Million to $16 million is anticipated to double production of products per year.

     We have initiated a Hazard Analysis Critical Control Point Program (HACCP) and have instituted proper documentation of the frozen food facility's expansion. HACCP is a self-regulatory program generally accepted and implemented in the food processing industry which emphasizes safety and health precautions in food processing facilities. Management believes that the re-design of the facility has taken into account proper HACCP guidelines and will meet international standards.

     Pasta Kitchen: Pasta Kitchen's fresh commissary style kitchen is 10,000 square foot facility is located at 62 Milford Avenue, Toronto, Ontario. The monthly rental payment is $3,060. Management believes that the building is in good condition.

     Transcontinental: Transcontinental's 34,000 square foot facility is located at 610 Oster Lane, Concord, Ontario. The monthly rental payment is $8,000. Management believes that the building is in good condition.

     Norbakco: Norbakco's 34,000 square foot facility is located at 350 Creditstone, Unit D in Concord, Ontario. The monthly rental payment is $11,340 Management believes that the building is in good condition.

     D.C. Foods: D.C. Food's 25,500 square foot facility is located at 35 Northland Road,

Waterloo, Ontario. The facility contains approximately 20,500 square feet of production space and 5,000 square feet of office space. The building is owned by 1005549 Ontario Limited, doing business through its wholly owned subsidiary D.C. Foods. The building is equipped with three dock loading doors and two drive-in doors. Management believes that the building is in good condition.

     Tasty Selections: Tasty Selections' 21,000 square foot facility is located at 610 Oster Lane, Concord Ontario. The monthly rental payment is $10,480. Management believes that the building is in good condition.

     Line of Credit: As of December 31, 1998, the Company and its subsidiaries, not including Tasty Selections and D.C. Foods, have utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000. The lines of credit bear interest ranging from Prime to Prime plus 1.5%. The outstanding balances are due on demand and are secured by a general assignment of all assets of the subsidiaries and a $950,000 limited guarantee of the Company.

     Business Development Bank of Canada - Mortgage: On In November 1997, we received a mortgage from the Business Development Bank of Canada ("BDC") with a note for $550,000. The mortgage is repayable in monthly installments of $3,200 plus interest. Interest is calculated based on the BDC's floating base rate plus 1%. The note matures on June 23, 2012. The loan is secured by a first charge on the land and building and a second charge on inventory and accounts receivable, a $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full amount of the loan and an assignment of shareholders' loans owed by Prime Foods to International Menu. Currently, this mortgage is outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $597,000

December 31, 1998               $518,400

     Business Development Bank of Canada - Equipment Loan: In December 1997, we received a loan of $660,000 extended by the BDC. On December of 1998 we received an additional $400,000 from the BDC. The loan is repayable in two principal installments at December and January of each year for a 5-year term. Interest is payable monthly at 1.25% above the BDC's daily floating base rate. The loan is secured by a first charge on all personal property of Transcontinental. Currently, this loan is outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $597,000
                                --------

December 31, 1998               $832,000

     Bank of Nova Scotia - Equipment Financing Loan: In November 1998, we received a loan of $135,264 extended by the Bank of Nova Scotia. The loan is repayable in monthly installments of $2,137 for a 5-year term. Interest is payable monthly at the Bank of Nova Scotia's Prime rate plus 2.5%. The loan is secured by a first charge over assets financed. Currently, this loan is outstanding as follows


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $0

December 31, 1998               $133,128

     Bank of Nova Scotia - To Repay BDC Loan: In July 1998, we received a loan of $47,319 extended by the Bank of Nova Scotia. The loan is repayable in monthly installments of $1,500 for a period of 39 months. Interest is payable monthly at the Bank of Nova Scotia's Prime rate plus 2.5%. The loan is secured by a general security agreement over all present and future personal property. Currently, the loan is outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $0

December 31, 1998               $45,819

     Royal Bank of Canada - Mortgage: In September 1996, D.C. Foods received a mortgage from Royal Bank of Canada ("RBC") with a note for $700,000. The note is repayable in monthly installments of $6,500 and matures at October 2010. Interest is payable monthly at 7.52%. The note is secured by a general security agreement covering all assets, except real property, and a collateral mortgage covering property at 25 Northland Road, Waterloo, Ontario. Currently, the mortgage is outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 31, 1997               $666,937

December 31, 1998               $640,642


     Royal Bank of Canada - Loan: In September 1999, D.C. Foods received a loan of $200,000 extended by the RBC. The loan is repayable in monthly installments of $4,010 and is due at October

2001. Interest is payable monthly at RBC's Prime rate plus 1%. The loan is secured by a general security agreement covering all assets except real property, and a collateral mortgage covering property at 35 Northland Road, Waterloo, Ontario. Currently, the loan is outstanding as follows:


Date                            Amount Outstanding
----                            ------------------

December 7, 1997                $155,920

December 6, 1998                $115,717

     Royal Bank of Canada - Loan: In July 1995, D.C. Foods received a loan of $28,000 extended by the RBC. The loan is repayable in monthly installments of $705 and is due at May 1999. Interest is payable monthly at RBC's prime rate plus 1%. The loan is secured by a general security agreement. Currently, the loan is outstanding as follows:


Date                            Amount Outstanding

December 7, 1997                $11,931

December 6, 1998                $4,035

     Royal Bank of Canada - Loan: On August 1996, Tasty Selections received a loan (secured debenture) of $280,000 from RBC. The loan is repayable in monthly installments of $5,000 for a 5- year term. Interest is payable monthly at RBC's floating base rate plus 3.5%. The loan is secured by (i) a first charge on all fixed assets; (ii) a first floating charge on all other assets; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.


Date                            Amount Outstanding
----                            ------------------

December 1997                   $165,000

December 1998                   $105,000


     Royal Bank of Canada - Loan: On August 1996, Tasty Selections received a loan (secured debenture) of $400,000 from RBC. The principal amount of the loan is to repaid annually for a 5- year term, calculated at 20% of net after tax profit. Interest is payable monthly at the RBC's floating base rate plus 3.5%. At our option, we may pay annually additional interest calculated at 10% of pre-tax profits with a minimum of $20,000 and a maximum of $50,000 due each year. Upon the receipt of full payment of the year's additional interest, 4% of the outstanding shares of the issuer which are held by the Holder shall be returned to the issuer. The loan is secured by (i) a first charge on all fixed assets; (ii) a first floating charge on all other assets; (iii) postponement for the period of financing of the landlord's interest in our assets; and (iv) a priorities agreement.


Date                            Amount Outstanding
----                            ------------------

December 1997                   $398,627

December 1998                   $356,627

     Toronto Dominion Bank - Loan: On August 1996, Tasty Selections received a loan of $250,000 from the Toronto Dominion Bank ("TDB"). The loan is repayable in monthly installments of $4,166 for a period of 60 months. Interest is payable at TDB's Prime rate plus 3%


Date                            Amount Outstanding
----                            ------------------

December 1997                   $158,333

December 1998                   $108,333

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of shares of voting stock of the Company, as of May 13, 1999, of (i) each person known by the Company to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of the Company's executive officers and directors; and (iii) all of the Company's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.


                              Amount and Nature
 Name and Address of          of Shares Beneficially            Percentage
 Beneficial Owner             Owned                             Owned(1)
 ----------------             -----                             --------

 Southbridge, Inc.(2)         1,523,810                         8.8%

 Michael Steele(3)(4)         1,513,712                         8.7%

 G.E. Creber(3)(5)            240,000                           1.4%

 Len Shiffman(3)(6)           380,000                           2.2%

 Larry Hoffman(3)(7)          545,000                           3.2%

 Victor Fradkin(3)(8)         1,200,000                         6.9%

 James                        16,000                            <1%
 Guinchard(9)(10)

 Sania Shechtman(11)(12)      25,000                            <1%

 Walter Vaz(11)(13)           1,000                             <1%

 Allan Greenspoon(14)         287,788                           1.7%

 Don Kilimnik(15)             446,667                           2.6%

 All Executive Officers
 and Directors as a
 Group                        6,178,977                         35.5%

----------
     (1) The percentage calculations are based on 17,389,253 shares which are outstanding (including shares that are paid for in full but are not issued) on a fully diluted basis as of May 13, 1999. The calculation of the 17,389,253 shares is based on the following assumptions: (i) the conversion of all Class N shares of common stock; (ii) the conversion of Special B shares of International Menu into 1,900,000 shares of common stock (the 1,900,000 Special B shares is based on an estimation made by management); and (iii) the inclusion of underlying common stock convertible from the exercise of in the money options and warrants within 60 days.

     (2) The address for 972198 Ontario, Ltd., a private Ontario corporation, is 172 King Street East Toronto, Ontario.

     (3) The address for Michael Steele, G.E. Creber, Len Shiffman, Victor Fradkin and Larry Hoffman is 350 Creditstone, Suite 220, Concord, Ontario.

     (4)  Michael Steele serves as the Company's Director and President.

     (5)  G.E. Creber serves as the Company's Director and Secretary.

     (6)  Len Shiffman serves as the Company's Director.

     (7) Larry Hoffman serves as the Company's Treasurer, Vice President and Chief Financial Officer.

     (8)  Victor   Fradkin   serves   as   the   Director   and   President   of
          Transcontinental.

     (9) The address for James Guinchard is 34 Mitton Place, Kitchener, Ontario N2G 1B4.

     (10) James Guinchard serves as the Director and President of Prime Foods.

     (11) The address for Sania Shechtman and Walter Vaz is 350 Creditstone, Suite 220, Concord, Ontario.

     (12) Sania Shechtman serves as the Director of Norbakco.

     (13) Walter Vaz serves as the Director and Secretary of Norbakco.

     (14) Allan Greenspoon serves as the President of Tasty Selections. His address is 50 Renaissance Court, Thornhill, Ontario L4J 7W4.

     (16) Don Kilimnik serves as President of D.C. Foods.

     To the best of management's knowledge, there are no arrangements which may result in a change of control of Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

a. Directors and Executive Officers: The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

     There are no family relationships between any of the officers or directors of the Company or its wholly owned subsidiaries.

     As of May 13, 1999, the directors and executive officers of the Company and its wholly owned subsidiaries, their ages, positions, the dates of their initial election or appointment as directors or executive officers are as follows:

International Menu Solutions Corporation:

Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Michael Steele              41          President, Director
G.E. Creber                 68          Secretary, Director
Len Shiffman                41          Director
Larry Hoffman               54          Treasurer, Vice President and Chief Financial Officer

International Menu:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Michael Steele              41          President, Director
G.E. Creber                 68          Secretary, Director
Len Shiffman                41          Director
Larry Hoffman               54          Treasurer, Vice President and Chief Financial
                                        Officer

Prime Foods:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

James Guinchard             52          President, Director

Michael Steele              41          Secretary, Treasurer and Director


Transcontinental:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Michael Steele              41          Director
Victor Fradkin              42          President
Larry Hoffman               54          Vice President and Chief Financial Officer


Norbakco:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Michael Steele              41          Director
Sania Shechtman             62          Director
Larry Hoffman               54          President and Director
Walter Vaz                  32          Secretary and Director


Tasty Selections:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Allan Greenspoon            45          President


D.C. Foods:
Name                        Age         Positions and Offices Presently Held with the Company
----                        ---         -----------------------------------------------------

Don Kilimnik                40          President

b.   Business Experience

     Michael Steele has served as the Company's President and Director since the Company's inception in June 24, 1997. He also holds director and executive officer positions with International Menu, Prime Foods, Transcontinental, and Norbakco. Prior to joining the Company, from 1993 to 1995, Mr. Steele served as an officer of Thermco Canada, an environmental technology company which he founded. In 1993, Mr. Steele established headquarters for Thermco Canada in Toronto, Canada and in Phoenix, Arizona. Other branch offices were established in Europe and in the United Kingdom. In late 1994, Thermco Canada was purchased by Halozone Technologies, a publicly traded environmental corporation publicly traded on the Toronto Stock Exchange. From 1995 to 1997, Mr. Steele served as Senior Vice President of Cott Corporation, a private food label. In late 1997, he left the Cott Corporation and founded International Menu. Mr. Steele holds a BAS.

     G.E. Creber has served as Director and Secretary of the Company since its inception in June 24, 1997. Mr. Creber also serves as a director and officer of other reporting companies. He is the President and Chief Executive Officer of International Pursuit Corporation, Director and Secretary of World Point Terminals Inc. and Director of CML Industries Ltd. Mr. Creber is also a partner at Fogler, Rubinoff, Barristers and Solicitors. He has held these positions since 1994.

     Len Shiffman has served as Director of the Company since December of 1998. He also serves as Director of International Menu. Prior to joining the Company, from 1985 to 1996, Mr. Shiffman served as Vice President in the Real Estate Corporate Finance Department of Citibank Canada. Mr. Shiffman holds a BA and MBA.

     Larry Hoffman is the Treasurer, Vice President and Chief Financial Officer of the Company. He has held these positions since the Company's inception in June 24, 1997. He also holds director and executive officer positions with International Menu, Transcontinental and Norbakco. Prior to joining the Company, Mr. Hoffman served, from October 1995 to January 1997 as President of Prime Bakers, Inc., a producer of frozen bakery products. From October 1994 to October 1995, he served as President of Prime Pastries, Inc., a producer of frozen non-baked products. Mr. Hoffman holds a BA and CA.

     Victor Fradkin has served as Director of Transcontinental since the company's inception in 1986. After founding Transcontinental, he developed manufacturing practices to mass- produce Fillo Dough and Fillo Hors D'oeuvres which has allowed Transcontinental to grow into a major producer of these specialty products in Canada.

     James Guinchard has served as President of Prime Foods since its inception in May of 1990. Mr. Guinchard has experience in various facets of the food processing industry including production planning, product costing, inventory control and master scheduling. He is also proficient in gas package methodologies and vacuum machinery.

     Sania Shechtman has served as Vice President and Director of Norbakco since April of 1998. Prior to joining Norbakco, from 1996 to 1998, Mr. Shechtman served as President of Upper Crust International. From 1992 to 1996, He served as Vice President of Prime Pastries, Inc. and Prime Bakers, Inc. Mr. Shechtman has over 20 years of experience in the bakery industry and specializes in frozen dough and baked frozen production of sweet goods.

     Walter Vaz has served as Secretary and Director of Norbakco since May of 1998. Since 1994, Mr. Vaz has held management positions in hotels and restaurants located in the Niagara region. He also lead the manufacturing division of Peter Graben Fine Foods. Mr. Vaz is a graduate of Centennial College's Food Service and Hospitality Program and has fourteen years of food service experience.

     Allan Greenspoon has served as President of Tasty Selections since 1996. Prior to joining Tasty Selections, from 1987 to 1995, Mr. Greenspoon served as President of Circlet Foods, Inc. Mr. Greenspoon has 19 years of experience in the food processing industry.

     Don Kilimnik has served as President of D.C. Foods since its inception in 1991. Prior to co-founding D.C. Foods, from 1987 to 1991, He served as General Manager for Stillmeadow Farm in Elora, Ontario. Mr. Kilimnik has over 15 years of experience in the food processing industry. He holds an MBA and BSc.

c.   Directors of Other Reporting Companies

     G.E. Creber, the Company's Director and Secretary is currently serving as an officer and director of other reporting companies including International Pursuit Corporation, World Point Terminals Inc. and CML Industries Ltd. See
"Directors, Executive Officers, Promoters and Control Persons - Business Experience."

d.  Significant Employees

     The officers and directors who are identified above are the significant employees of the Company.

e.   Involvement in Certain Legal Proceedings

     None of the officers and directors of the Company have been involved in the past five years in any of the following:

     (1)  Bankruptcy proceedings;

     (2)  Subject to criminal proceedings or convicted of a criminal act;

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth information about compensation paid or accrued by the Company during the years ended December 31, 1998 and 1997 to the Company's officers and directors. Only one of the executive officers, Michael Steele, President of the Company, earned over $US 100,000 ($CD 145,000) during the year ended December 31, 1998. None of the other executive officers of the Company earned more than $US 100,000 ($CD 145,000) during the years ended December 31, 1998 and 1997.

                           Summary Compensation Table
                                                                             Annual Compensaton
                                                                           Long Term Compensation

                                                                                                     Securities
Name and                                                               Other Annual    Restricted    Underlying
Principal                                     Salary          Bonus    Compensation      Stock        Options /       LTIP Payout
Position                      Year             ($)             ($)         ($)          Awards ($)    SARs (#)           ($)
--------                      ----            ------          -----    ------------    ----------    ----------       -----------
Michael Steele,
President and
Director                      1999           60,000           75,000        0                  0             0             0
                              1998          150,000                0        0            642,400             0             0
                              1997                0                0        0                  0             0             0

G.E. Creber,
Secretary and Director        1999                0                0        0                  0             0             0
                              1998                0                0        0                  0       100,000             0
                              1997                0                0        0                  0             0             0

Len Shiffman,
Director                      1999           36,000                0        0                  0       100,000             0
                              1998           36,000                0        0                  0             0             0
                              1997                0                0        0                  0             0             0

Larry Hoffman,
Treasurer, Vice
President & Chief
Executive Officer             1999           30,000                0        0                  0             0             0
                              1998          100,000                0        0                  0             0             0
                              1997          100,000                0        0                  0             0             0




Victor Fradkin,
Director                      1999           27,000                0        0                  0             0             0
                              1998          110,000                0        0                  0             0             0
                              1997          110,000                0        0                  0             0             0

James Guinchard,
President and
Director                      1999           20,000                0        0                  0             0             0
                              1998           70,000                0        0                  0             0             0
                              1997           60,000                0        0                  0             0             0

Sania Shechtman,
Director                      1999           16,800                0        0                  0             0             0
                              1998            5,200                0        0                  0             0             0
                              1997                0                0        0                  0             0             0

Walter Vaz,
Secretary and
Director                      1999                0                0        0                  0             0             0
                              1998                0                0        0                  0             0             0
                              1997                0                0        0                  0             0             0

Allan Greenspoon,
President                     1999           30,000                0        0                  0             0             0
                              1998           90,000                0        0                  0             0             0
                              1997           90,000                0        0                  0             0             0



Don Kilimnik,
President                     1999              --                 0        0                  0             0             0
                              1998           32,784                0        0                  0             0             0
                              1997          259,464                0        0                  0             0             0

                     Option / SAR Grants in Last Fiscal Year

                                           Number of
                                           Securities                  % of Total Options       Exercise or Base
                                           Underlying Options           / SARs Employees        Price                  Expiration
Name and Principal                         / SARs (#)                  in Fiscal Year           ($US/Share)            Date
------------------                         ------------------          ------------------       -----------------      ----------
Michael Steele, President and Director     625,000                     75.6%                    0.70 ($CD 1.02)        December 2003


G.E. Creber,                               100,000                     12.1%                    0.70 ($CD 1.02)        December 2003
Secretary and
Director


Len Shiffman, Director                     100,000                     12.1%                    1.50 ($CD 2.19)        December 2003



 Aggregated Option / SAR Exercises in Last Fiscal Year and FY-End Option / SAR
                                     Values



                                                                      Number of Securities
                                                                      Underlying Unexercised          Value of Unexercised
Name and                      Shares                                  Options/ SAR's at               In-the-Money Options/ SAR's
Principal                     Acquired on         Value               FY-End (#) Exercisable/         at FY-End ($) Exercisable/
Positions                     Exercise #         Realized ($)         Unexercisable                   Unexercisable
---------                     ----------         ------------         -------------                   -------------
Michael Steele,                  0                   0                 0 / 625,000                       0 / 762,562
President and
Director


G.E. Creber, Secretary           0                   0                 0 / 100,000                       0 / 122,193
and Director

Len Shiffman                     0                   0                 0 / 100,000                       0 / 4,594
Director

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two years, we have not entered into a transaction with a value in excess of $US 60,000 ($CD 87,474) with a director, officer or beneficial owner of 5% or more of the Company's capital stock.


ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES

a. Common Stock: On June 24, 1997, the Company authorized the issuance of 25,000,000 shares of common stock, with a par value of $0.001. As of May 13, 1999, 9,746,735 shares of common stock are outstanding (including shares which have been paid for in full, but not issued) and are being held by 72 holders of record. All shares of common stock issued and outstanding are validly issued, fully paid and non-assessable.

     Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders. Shareholders of our common stock do not have cumulative voting rights. Therefore, shareholders of more than 50% of the issued and outstanding shares of common stock can elect all of the directors of the Company.

     Class N Shares: The Class N shares are non-equity participating and are entitled to identical voting rights as shares of common stock. We issued 4,000,000 Class N shares in connection with our acquisition of International Menu and reserved for issuance an additional 2,200,000. Class N shares in our acquisition of Transcontinental. As of May 13, 1999 there were a total of 3,602,170 Class N shares issued and outstanding.

     International   Menu  has  issued   3,602,170  Class  X  shares  which  are
convertible on the basis of one Class X share and one class N share for one share of common stock of the Company. We have reserved for issuance 2,200,000 Class N shares. International Menu has issued Class B shares, Class C shares and Class D shares. The shareholders of the Class B shares, the Class C shares and the

Class D shares are entitled to purchase for nominal consideration a number of Class N shares based upon formulas contained in the Class B shares, the Class C shares and the Class D shares. The Class B shares, the Class C shares and the Class D shares together with a Class N share may be converted for shares of common stock of the Company based upon the formulas contained in the Class B shares, the Class C shares and the Class D shares.

b. Convertible Debenture: On May 3, 1999, International Menu completed a $4 Million financing in the form of a 5-year convertible debenture issued to First Ontario Fund (Crosbie & Company) and Bank of Montreal Capital Group ("BMO Capital Group"). The terms of the debenture are as follows: (i) the coupon rate for year 1 is 7% and the coupon rate from year 2 to year 5 is 13%; (ii) The debentures are convertible, at the option of the holder, into Class X shares of International Menu and Class N shares of the Company at a price of $2.62 per share; (iii) International Menu has the option to force conversion into Class X and N shares at any time that the Company's stock trades above the United States Dollar equivalent of $CD 5.50 as long as the Company's stock's daily trading volume is maintained at a minimum of 20,0000 Shares per day for 20 business days.

c. Private Placement Units: In November 1998, we offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock, with a par value of $0.001 per share, and 1,500,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act, as amended. Each warrant entitles the registered holder to purchase one share of the Company's common stock at $US
1.40 ($CD 2.04) per share. The warrants may be exercised in whole or in part at any time during the exercise period which expires May 30, 1999. To protect the unit holders against dilution of the common shares underlying the warrants, the number and kind of the securities purchasable upon the exercise of the warrants will be adjusted if the Company (i) declares a dividend or makes a distribution on its outstanding shares of Common stock in shares of Common stock; (ii) subdivides or re-classifies its outstanding shares of Common stock into a greater number of shares; or (iii) combines or reclassifies its outstanding shares of Common stock into a smaller number of shares. The units have a minimum holding period of one year from the date of the subscription agreements. We sold 1,997,300 units to seven investors for a total cash consideration of $US 1,666,124 ($CD 2,429,042) net of commission and offering costs.

d. "Anti-Takeover" Provisions: The Company's Certificate of Incorporation contains certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

PART II

ITEM 1. MARKET PRICE OF COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

a.   Market Information

     Since July 20, 1998, the common stock of the Company has been traded under the symbol "MENU" on the system of the National Association of Securities Dealers, Inc. known as the OTC Bulletin Board (the "Bulletin Board"). Prior to the amalgamation of International Menu with and into the Company, our common stock was traded under the symbol "ANMH."

     To the best of our knowledge, there are presently five market-makers for our common stock. When stock is traded in the public market, characteristics of depth, liquidity and orderliness of the market being made in the stock depends on the existence of market-makers as well as the presence of willing buyers and sellers. There can be no assurance that these market-makers will continue to make a market for our common stock.

     The principal market for our common stock is the Bulletin Board. The range of high and low bids to purchase our common stock on the Bulletin Board for the first quarter of 1999 and each quarter within the last two fiscal years is as follows:


Quarter                       Low Bid                  High Bid

1998 (2nd Quarter)              $3/8                       $1

1998 (3rd Quarter)              $1                         $1 1/32

1998 (4th Quarter)              $7/8                       $1 5/8

1999 (1st Quarter)              $1 1/4                     $2 1/5

April 1999                      $2 1/8                     $2.46


b.   Holders

     As of March 31, 1999, the total number of issued and outstanding Class X shares of International Menu and the total number of issued and outstanding Class N shares of the Company was 5,090,462. One Class X share and one Class N share, when combined, are convertible into one common share of the Company.

c.   Dividends

     The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. We currently intend to retain our earnings for the operation and expansion of the business. Our continued need to retain earnings for operations and expansion is likely to limit our ability to pay dividends in the future.


ITEM 2. LEGAL PROCEEDINGS

     The Company and its wholly owned subsidiaries each experiences routine litigation in the normal conduct of its business. Neither the Company nor its subsidiaries believes that any such pending litigation, if any, will have, individually or in the aggregate, a material adverse effect on its respective business or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with our independent  accountants over any item involving the Company's financial statements. Our independent accountants are Deloitte & Touche, LLP, 55 King Street West, Suite 700, Kitchener, Ontario N2G 4W1.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In September 1997, we issued an aggregate of 1,000,000 shares of restricted common stock, with a par value of $0.001 per share, pursuant to Regulation D of the Securities Act, as amended. All 1,000,000 shares were sold to two investors for total cash consideration of $1,000 net of commission and offering costs. The shares were issued as follows:

      Purchaser                      Date of Purchase      Number of Common
                                                           Shares

      Knight Financial, Ltd.         8/25/97               100,000

      G.M. Capital Partners, Ltd.    9/25/97               900,000

     In July of 1998, as a condition of the amalgamation agreement between the Company and International Menu, G.M. Capital Partners, Ltd. and Knight
Financial, Ltd. Canceled and returned to the treasury of the Company all restricted shares of common stock subscribed to in the September 1997 offering.

     In October 1997, we issued a total of 1,250,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All

1,250,000 shares were sold to seven investors for a total cash consideration of $12,500 net of commission and offering costs. The shares were issued as follows:


      Purchaser                      Date of Purchase        Number of Common
                                                             Shares

      International Treasury &
         Investments                 10/21/97                220,000

      International Commerce
         Clearing Corporation        10/21/97                220,000

      Norton International
         Holdings, Ltd.              10/21/97                220,000

      Tiger Eye Investments
         (Cayman), Ltd.              10/21/97                220,000

      Llewellyn Capital Trust
         Foundation                  10/21/97                220,000

      Knight Family Trust            10/21/97                40,000

      Michie Family Trust            10/21/97                110,000

     In November 1997, we issued a total of 28,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 28,000 shares were sold to twenty-eight investors for a total cash consideration of $1,400 net of commission and offering costs. The shares were issued as follows:


      Purchaser                      Date of Purchase        Number of Common
                                                             Shares

      Earle Lewis                    11/1/97                 1,000

      Pam Lewis                      11/1/97                 1,000

      Melanie Lewis                  11/1/97                 1,000

      Sherrye Sailes                 11/1/97                 1,000

      Sheyne Almond                  11/1/97                 1,000

      Sheyanne Almond                11/1/97                 1,000

      Rheece Metcalfe                11/1/97                 1,000

      Raelyn Metcalfe                11/1/97                 1,000

      Cathryn Newman                 11/1/97                 1,000

      Gary Newman                    11/1/97                 1,000

      Mitchell Newman                11/1/97                 1,000

      Nicholas Newman                11/1/97                 1,000

      Philip Fox                     11/1/97                 1,000

      Carole Fox                     11/1/97                 1,000

      David Shaw                     11/1/97                 1,000

      Mary-Margaret Mackinnon        11/1/97                 1,000

      Thomas Shaw                    11/1/97                 1,000

      Sandy Michie                   11/1/97                 1,000

      Pat Michie                     11/1/97                 1,000

      Dene Knight                    11/1/97                 1,000

      Lorraine Knight                11/1/97                 1,000

      Doug Knight                    11/1/97                 1,000

      Kathy Knight                   11/1/97                 1,000

      Darcy Knight                   11/1/97                 1,000

      Tyler Knight                   11/1/97                 1,000

      Bill Roberts                   11/1/97                 1,000

      Doug Harrington                11/1/97                 1,000

      Ed Smith                       11/1/97                 1,000


      In April 1998, we issued 400,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 400,000 shares were sold to three investors for a total cash consideration of $4,000 net of commission and offering costs. The shares were issued as follows:


       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Tiger-Eye Investments
         (Cayman) Ltd.               4/9/98                  150,000

       Llewellyn Capital Trust
         Foundation                  4/9/98                  150,000

       Luserna Stiftung              4/9/98                  100,000

     In July 1998, we issued a total of 1,400,000 shares of common stock, with a par value of $0.001 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. All 1,400,000 shares were sold to six investors for a total cash consideration of $US 925,000 ($CD 1,348,557.50) net of commission and offering costs. The shares were issued as follows:

       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Tinamilu Holdings, Inc.       7/6/98                  233,333

       Brockton International        7/6/98                  233,333

       Wifsta Limited                7/6/98                  233,333

       Deevale Limited               7/6/98                  233,333

       Dover IX Investment Limited   7/6/98                  233,335

       IPO International, Ltd.       7/6/98                  233,333


     In November 1998, we offered 3,300,000 private placement units consisting of 3,300,000 shares of common stock, with a par value of $0.001 per share, and 1,500,000 redeemable stock purchase warrants, pursuant to Regulation S of the Securities Act, as amended. Each warrant entitles the registered holder to purchase one share of the Company's common stock at $1.40 per share. We sold 1,997,300 units to seven investors for a total cash consideration of $US 1,666,124 ($CD 2,620,677.30) net of commission and offering costs. The units were issued as follows:


       Purchaser                     Date of Purchase        Number of Common
                                                             Shares

       Christopher Smith                                     157,000

       Larry Hoffman                                         110,000

       Victor Fradkin                                        220,000

       Thinomen Gronberg and
         William Gronberg                                    110,000

       Dover IX Investments, Ltd.                            575,300

       Mario Girorgio in Trust                               220,000

       Canadian Food Fund Corp.                              165,000

     On May 3, 1999, International Menu completed a $4 Million financing in the form of a convertible debenture issued to First Ontario Fund (Crosbie & Company) and "BMO Capital Group. The First Ontario Fund and BMO Capital Group advanced $2.5 Million and $1.5 Million respectively to the Company. The strike price for the convertible debenture is $2.62 per share.

     On April 16, 1999 Southbridge Inc. subscribed for 1,523,810 Common shares of the Company at a subscription price of $2.625 per Common share. As part of the subscription the Company granted to Southbridge 400,000 warrants which entitle Southbridge to purchase up to 200,000 Common shares at the price of $2.25 per Common Share during the period to April 16,

2000 and 200,000 Common shares at the price of $2.625 per Common share during the period to April 16, 2001. In connection with such subscription the Company entered into additional agreements with Southbridge which address registration rights and future financings of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our By-laws provide for such indemnification of our officers and directors to the extent permitted by the Nevada General Corporation Law ("NGL"). Section
78.7502 of the NGL permits a corporation to indemnify any officer, director, employee, or agent, who is, was, or is threatened to be made a party to any action, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was an officer, director, employee, or agent, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal action, he had no reasonable cause to believe that his conduct was unlawful. In the case in which a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of such action, the corporation must indemnify him for expenses, including attorneys' fees, actually and reasonably incurred by him insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the securities and exchange commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issues.

     Such indemnification provisions are intended to increase the protection provided directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we may attempt to acquire such insurance in the future. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management of the Company. Although no directors have resigned or have threatened to resign as a result of our failure to provide insurance or other indemnity protection from liability, it is uncertain whether our directors would continue to serve in such capacities if improved protection from liability were not provided.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to the Company and its stockholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that we will indemnify our directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of the Company, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, we do not currently provide such insurance to its directors, and there is no guarantee that we will provide such insurance to our directors in the near future, although we may attempt to obtain such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under Nevada law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholder derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is not assurance that we will retain such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provision, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the cost for indemnification, the value of our stock may be adversely affected.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing
provisions,   or   otherwise,   the   Company   has  been   advised   that  such
indemnification, in the opinion of the SEC, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We believe that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.


PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."

PART III

ITEM 1. INDEX TO EXHIBITS

2.0    Acquisition of International Menu(1)
2.1    Acquisition of Prime Foods(1)
2.2    Acquisition of Pasta Kitchen(1)
2.3    Acquisition of Transcontinental(1)
2.4    Acquisition of Norbakco(1)

3.0    Articles of Incorporation(1)
3.1    By-Laws(1)

4.0 Instruments defining the rights of security holders, including indentures(1)

5.0    Opinion re: Legality(1)

10.0 Lease Agreement between Prime Foods and Add Commercial Leasing, for metal detector and conveyor(1)
10.1 Lease Agreement between Thornhill Bakery Ltd. and Contemar Manufacturing Inc., for flour silos and weigh hopper(1)
10.2 Lease Agreement between Norbakco, Transontinental and Dinetz Restaurant Equipment Ltd., for utensil cart washer(1)
10.3 Lease Agreement between Norbakco, and MTC Leasing Inc., for label applicator and electrical dispenser(1)
10.4 Lease Agreement between Transcontinental and Toshiba, for copier, stand and bin sorter(1)
10.5 Lease Agreement between Transcontinental and Northstar Leasing Corp., for lift truck, 1996 Chevrolet Cutaway Van and 1995 Dodge Neon(1)
10.6 Lease Agreement between Prime Foods and Newcourt Financial Ltd., for used Crown equipment(1)
10.7   Amending Agreement between Prime Foods and Newcourt Financial Ltd(1)
10.8 Lease Agreement between Prime Foods and BML Leasing Limited for 1996 Honda Civic(1)
10.9 Lease Agreement between Prime Foods and Scherer Pontiac Buick GMC Ltd., for a 1997 GMC Safari Van and 1997 Buick Riveria(1)
10.10 Lease Agreement between Prime Foods and Add Commercial Leasing, for two Pentium computers, including monitors and laser jet printer(1)
10.11  Amended Agreement between Prime Foods and Add Commercial Leasing(1)
10.12 Lease Agreement between Prime Foods and Add Commercial Leasing, for a Coulter Cook Unit(1)
10.13 Rental Agreement between Prime Foods and Union Gas, for two commercial water heaters(1)
10.14 Lease Agreement between Prime Foods and Somerville packaging, for equipment(1)
10.15 Lease Agreement between Prime Foods and GE Capital Canada Inc., for a vacuum filing machine(1)
10.16 Consulting Agreement between International Menu and Michael Bayback and Company, Inc., for investor relations and media consulting services(1)
10.17  Contract Agreement between International Menu and Brian Katz(1)
10.18  Consultant Agreement between International Menu and Patti Ensor(1)
10.19  Consultant Agreement between International Menu and Bernard McGouran(1)
10.20  Consultant Agreement between International and Theodore Geatros(1)
10.21  Contract Agreement between Transcontinental and Rhys Quin(1)
10.22  Contract Agreement between Interantional and Larry Hoffman(1)
10.23  Contract Agreement between Transcontinental and Victor Fradkin(1)

11.0   Statement re: computation of earnings per share(1)

12.0   Statement re: computation of ratios(1)

14.0   Material foreign patents(1)

21.0   Subsidiaries of the registrant(1)
21.1   International Menu(1)
21.2   Prime Foods(1)
21.3   Pasta Kitchen(1)
21.4   Transcontinental(1)
21.5   Norbakco(1)

27.0   Financial data schedule(1)

99.0   Additional Exhibits(1)

----------
(1)    To be provided in subsequent amendment.

INDEX TO FINANCIAL STATEMENTS

     The following documents are filed as part of this Registration Statement.

Independent Auditor's Report for Audited Consolidated Financial Statements for the years ended December 31, 1998 and 1997.

Audited Consolidated Balance Sheets for the years ended December 31, 1998 and 1997.

Audited Consolidated Statements of Operation for the years ended December 31, 1998 and 1997.

Audited Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1998 and 1997.

Audited Consolidated Statements of Cash Flow for the years ended December 31, 1998 and 1997.

Notes to Consolidated Financial Statements for the years ended December 31, 1998 and 1997.

Pro Forma Consolidated Balance Sheets.

Notes to Pro Forma Consolidated Balance Sheets.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form 10-SB and authorized this Registration Statement to be signed on its behalf by the undersigned, on May 13, 1999.


                                     International Menu Solutions Corporation


                                     By:___________________________


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



Signature                            Title                        Date

/s/ Michael Steele                   Director and President       May 14, 1999
---------------------------
(Michael Steele)


/s/ G.E. Creber                      Director and President       May 14, 1999
---------------------------
(G.E. Creber)


/s/ Len Shiffman                     Director                     May 14, 1999
---------------------------
(Len Shiffman)

Independent Auditors' Report


To the Stockholders of International Menu Solutions Corporation

We have audited the accompanying consolidated balance sheets of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of International Menu Solutions Corporation and subsidiaries as of December 31, 1998 and December 31, 1997 and the results of their operations and their cash flows for year ended December 31, 1998 and for the period from the date of incorporation, September 26, 1997 to December 31, 1997 in conformity with accounting principles generally accepted accounting principles in the United States.


/s/ Deloitte & Touche LLP
-------------------------


Chartered Accountants

March 25, 1999, except as to
  Notes 19c), d) and e) which are as
  of April 16, 1999

INTERNATIONAL MENU SOLUTIONS CORPORATION

Consolidated Balance Sheets

(Canadian dollars)
================================================================================

                                                                                 December 31,
                                                                           1998              1997
                                                                        ------------    ------------

ASSETS
CURRENT ASSETS
        Cash and cash equivalents                                       $  1,865,612    $    299,274
        Accounts receivable - net                                          2,270,251         269,466
        Inventories                                                        1,299,890         236,434
        Prepaid expenses                                                     100,633          16,766
----------------------------------------------------------------------------------------------------
                                                                           5,536,386         821,940
CAPITAL ASSETS, NET (Note 4)                                               3,617,196         905,475
INTANGIBLE ASSETS, NET (Note 5)                                            4,627,070         339,365
----------------------------------------------------------------------------------------------------
                                                                        $ 13,780,652    $  2,066,780
====================================================================================================

LIABILITIES
CURRENT LIABILITIES
        Bank indebtedness (Note 6)                                      $  1,100,849    $     40,000
        Accounts payable                                                   2,072,485         512,386
        Accrued liabilities                                                  937,940          53,220
        Current portion of capital lease obligation (Note 7)                  94,486              --
        Current portion of long-term debt (Note 8)                           279,044          31,600
----------------------------------------------------------------------------------------------------
                                                                           4,484,804         637,206
CAPITAL LEASE OBLIGATION (Note 7)                                            297,387              --
LONG-TERM DEBT (Note 8)                                                    1,250,303         518,400
DEFERRED INCOME TAXES                                                         93,000              --
----------------------------------------------------------------------------------------------------
                                                                           6,125,494       1,155,606
----------------------------------------------------------------------------------------------------

MINORITY INTEREST (Note 10)                                                3,374,000              --
----------------------------------------------------------------------------------------------------

COMMITMENTS (Note 9)

STOCKHOLDERS' EQUITY
        Class A preferred stock - no par value; unlimited shares
              authorized; Nil and 700,000 shares issued                           --         280,320
        Class N voting, non-participating stock - US$0.001 par value;
               10,000,000 shares authorized; 3,190,462 and 4,000,000
              shares issued                                                    4,586           5,800
        Common stock - US$0.001 par value; 25,000,000 shares
              authorized; 5,884,838 and 1,678,000 shares issued                8,164           1,854
        Additional paid-in capital                                         4,871,951         664,997
        Deficit                                                             (603,543)        (41,797)
----------------------------------------------------------------------------------------------------
                                                                           4,281,158         911,174
----------------------------------------------------------------------------------------------------
                                                                        $ 13,780,652    $  2,066,780
====================================================================================================


                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION

Consolidated Statements of Operations

(Canadian dollars)
================================================================================

                                                                      Period from
                                                                      The date of
                                                                    of incorporation,
                                                     Year ended      September 26,
                                                     December 31,       1997 to
                                                       1998         December 31, 1997
                                                    -----------     -----------------
REVENUE                                             $ 6,096,048     $   442,493
-------------------------------------------------------------------------------

COSTS AND EXPENSES
    Cost of goods sold                                4,729,806         365,385

    Selling expenses                                    610,033          12,516

    Research and development                            425,542           5,663

    Administrative expenses                             765,089          92,143

    Amortization of Intangibles                          67,473           5,728
-------------------------------------------------------------------------------

                                                      6,597,943         481,435
-------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                   (501,895)        (38,942)
-------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
    Interest revenue                                     24,763           1,268
    Interest expense                                    (98,066)         (4,123)

-------------------------------------------------------------------------------
                                                        (73,303)         (2,855)
-------------------------------------------------------------------------------
LOSS BEFORE
    NON-CONTROLLING INTEREST                           (575,198)        (41,797)

MINORITY INTEREST                                        26,000              --

-------------------------------------------------------------------------------
NET LOSS                                            $  (549,198)    $   (41,797)
===============================================================================

NET LOSS PER SHARE - BASIC AND DILUTED (Note 15)    $     (0.09)    $     (0.01)
===============================================================================
WEIGHTED AVERAGE OUTSTANDING
     COMMON SHARES (Note 15)
                                                      6,419,141       5,278,000
===============================================================================



                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Consolidated Statements of Stockholders' Equity
(Canadian dollars)
--------------------------------------------------------------------------------

                                     Class A                                                                              Additional
                                    Preferred                     Class N                       Common                     Paid-In
                                     Shares        Amount         Shares        Amount          Shares        Amount       Capital
                                   ---------    -----------     ----------    -----------     ----------   -----------   -----------
Balances, September 26, 1997              --    $        --             --    $        --             --   $        --   $       --


   Issuance of common shares                                                                    4,000,000      672,651

   Issuance of Class A
      preferred shares               700,000        280,320

   Effect of reverse
     acquisition (see Note 10)                                   4,000,000          5,800     (2,322,000)     (670,797)     664,997


   Net loss
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997          700,000        280,320      4,000,000          5,800      1,678,000         1,854      664,997

   Issuance of common shares                                                                   3,397,300         5,096    4,206,954

    Fair value of brokers'
      options (Note 10)                                                                                                  (1,058,300)
                                                                                                                          1,058,300
    Fair value of warrants'
      issued in private
      placement (Note 10)                                                                                                (1,622,900)
                                                                                                                          1,622,900
   Redemption of Class A
      preferred shares              (700,000)      (280,320)

Share exchange (Note 10)                                          (809,538)        (1,214)       809,538         1,214


   Net loss
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998      $        --    $        --      3,190,462    $     4,586      5,884,838   $     8,164   $ 4,871,951
====================================================================================================================================

                                                      Total
                                   Accumulated    Shareholders'
                                     Deficit          Equity
                                   -----------      ---------
Balances, September 26, 1997       $        --             --


   Issuance of common shares                          672,651

   Issuance of Class A
      preferred shares                                280,320

   Effect of reverse
     acquisition (see Note 10)
                                                           --

   Net loss                            (41,797)       (41,797)
-------------------------------------------------------------
Balances, December 31, 1997            (41,797)       911,174

   Issuance of common shares                        4,212,050

    Fair value of brokers'
      options (Note 10)                            (1,058,300)
                                                    1,058,300
    Fair value of warrants'
      issued in private
      placement (Note 10)                          (1,622,900)
                                                    1,622,900
   Redemption of Class A
      preferred shares                 (12,548)      (292,868)

Share exchange (Note 10)
                                                           --

   Net loss                           (549,198)      (549,198)
-------------------------------------------------------------
Balances, December 31, 1998        $  (603,543)   $ 4,281,158
=============================================================


                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Consolidated Statements of Cash Flows
(Canadian dollars)
================================================================================

                                                                                     Period from the date
                                                                                     of incorporation,
                                                                       Year ended    September 26, 1997
                                                                       December 31,  to December 31,
                                                                          1998           1997
                                                                      ------------   ---------------------
OPERATING ACTIVITIES
     Net loss                                                         $  (549,198)   $   (41,797)
     Item not requiring cash
         Depreciation and amortization                                    163,946         17,144
         Minority interest                                                (26,000)            --
     Changes in operating assets and liabilities
         Accounts receivable                                             (489,189)       (75,067)
         Inventories                                                      408,787        (33,406)
         Prepaid expenses                                                 (21,271)        (4,216)
         Accounts payable                                                   7,568         80,026
         Accrued liabilities                                                   --         50,051
------------------------------------------------------------------------------------------------
                                                                         (505,357)        (7,265)
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Purchase of capital assets                                          (216,397)       (16,835)
     Additions to intangible assets                                       (14,332)        (4,050)
     Acquisitions, net of cash acquired in 1997 - $2,514; including
         bank overdraft assumed in 1998 - $1,126,779                   (2,671,529)      (665,547)
------------------------------------------------------------------------------------------------
                                                                       (2,902,258)      (686,432)
------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Issuance of shares                                                 4,212,050        952,971
     Bank loans                                                         1,202,348         40,000
     Payment of long-term debt and capital lease principal               (147,577)            --
     Redemption of Class A preferred stock                               (292,868)            --
------------------------------------------------------------------------------------------------
                                                                        4,973,953        992,971
------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                 1,566,338        299,274

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                            299,274             --
------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $ 1,865,612    $   299,274
================================================================================================

Supplemental disclosures of cash flow information:
     Cash paid during the period for interest                         $    98,066    $     4,123
================================================================================================
     Cash paid during the period for income taxes                     $        --    $        --
================================================================================================


                 See notes to consolidated financial statements

INTERNATIONAL MENU SOLUTIONS CORPORATION
Notes to Consolidated Financial Statements
(Canadian dollars)
================================================================================


1.   DESCRIPTION OF BUSINESS

     The Company develops, markets and produces a series of specialty food products for sale to large food retailer chains and specialty food retailers.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, the most significant of which are as follows:

     Basis of presentation

     The consolidated financial statements include the accounts of the International Menu Solutions Corporation (a Nevada corporation) (the "Company" or "IMSC") and its wholly owned operating subsidiaries, International Menu Solutions Inc. ("IMSI"), Prime Foods Processing Inc. ("PFPI"), Transcontinental Gourmet Foods Inc. ("TGF"), and Norbakco Ltd. ("Norbakco") which is 59% owned by IMSI, (all are Ontario corporations).

     On July 16, 1998, the Company (which at the time was named ANM Holdings Corporation, a Nevada Corporation ("ANM")) acquired all of the outstanding common stock of IMSI. This transaction was treated as a reverse acquisition of ANM as the former shareholders of the IMSI retained the majority voting interest of the combined entity. Accordingly, IMSI is deemed to be the accounting acquirer, whereby the financial statements represent those of the IMSI and not the legal acquirer, ANM. The historical financial statements are those of IMSI. The entity's outstanding capital stock represents the historical capital stock of ANM and the stock issued in the reverse acquisition.

     Foreign currency translation

     The Company's functional currency is the Canadian dollar. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. Monetary assets and liabilities denominated in a currency other than the functional currency are converted to the functional currency at the exchange rate in effect at each period end. All foreign currency transaction gains or losses have been included in earnings.

     Revenue recognition

     Revenue is recognized upon shipment of goods to customers net of allowances for expected returns for fresh-food deliveries.

     Inventory

     Inventory is valued at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

     Capital assets

     Capital assets are recorded at cost. Depreciation is provided at the following rates:

           Building                          20 years straight-line
           Plant equipment                   5 to 10 years straight-line
           Leasehold improvements            Straight line over the lease term,
                                                typically five years
           Office equipment                  20% declining-balance
           Computer equipment                30% declining-balance

     Intangible assets

     Intangible assets are recorded at cost and represent packaging artwork and goodwill. Amortization periods are as follows:

           Packaging artwork                 3 to 5 years straight-line
           Goodwill                          20 to 40 years straight-line

     Asset impairment

     The Company reviews the carrying value of intangible and other long-lived assets on a periodic basis for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

     Income taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

     Cash and cash equivalents

     Investments in highly liquid debt instruments with original maturities of 90 days or less are designated as cash and cash equivalents.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ materially from those estimates and assumptions.

     Recently issued accounting pronouncements

     In February, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which has been adopted by the Company. Upon the adoption of SFAS No. 128, the Company is presenting basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is derived by adjusting the basic earnings per share calculation to reflect the effect of securities with dilutive potential. The computation of diluted earnings per share does not include securities with dilutive potential that would have an anti-dilutive effect on earnings per share.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components. The Company's adoption of SFAS No. 130 had no material effect on the consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting and identification of operating segments and requires certain financial and descriptive information regarding those segments. The Company operates in one business segment and consequently the adoption of SFAS No. 131 had no material effect on the consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes standards for the reporting and accounting for derivative instruments. Presently, the Company currently does not use derivative instruments or conduct hedging activities. Management is in the process of determining the impact of such statement on the consolidated financial statements.

3.   ACQUISITIONS

     Year ended December 31, 1998

     During the year ended December 31, 1998, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                                                                                  Pasta Kitchen(1)       TGF/Norbakco(2)
                                                                                  ---------------        ---------------

     Acquisition date                                                             October 9, 1998        December 1, 1998
     Estimated purchase price including acquisition costs                            $   395,000              $ 4,970,000
     --------------------------------------------------------------------------------------------------------------------
     Assigned to fair values of net assets acquired:
     Current assets                                                                      105,480                2,922,456
     Capital assets                                                                      200,000                2,222,690
     Current liabilities                                                                (146,408)              (2,957,865)
     Long-term liabilities                                                                    --               (1,199,268)
     --------------------------------------------------------------------------------------------------------------------
                                                                                         159,072                  988,013
     --------------------------------------------------------------------------------------------------------------------
     Goodwill                                                                        $   235,928              $ 3,981,987
     ====================================================================================================================

     (1) The Company acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000 plus acquisition costs of $20,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as goodwill when the conditions are resolved.

     (2) The Company acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An estimated additional cash payment of $600,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000. The estimated additional cash payment has been recorded as a liability as of December 31, 1998. The balance of the purchase price of $3.4 million was paid in the form of shares of IMSI, issued December 1, 1998, which are exchangeable for shares of the Company (see Note 10).

     Unaudited supplemental pro forma results of operations

     The following table presents unaudited pro forma revenue, net loss and loss per share as if the Company had acquired all of TGF, Norbacko and Pasta Kitchen on January 1, 1998.

                                                                   Year ended
                                                               December 31, 1998
                                                               -----------------

     Revenue                                                       $ 13,013,807
     Net Loss                                                          (458,123)
     Net Loss per share                                            $      (0.07)
     ==========================================================================

     Period  ended December 31, 1997
                                                                      PFPI
                                                                ----------------
     Acquisition date                                           November 1, 1997

     Total consideration and acquisition costs                      $ 665,547
     ------------------------------------------------------------------------
     Assigned to fair values of net assets acquired
        Current assets                                                412,491
        Capital assets                                                968,793
        Current liabilities                                          (438,093)
        Long-term debt                                               (550,000)
     ------------------------------------------------------------------------
                                                                      393,191
     ------------------------------------------------------------------------
     Goodwill                                                       $ 272,356
     ========================================================================

     The Company acquired all the issued and outstanding shares of PFPI for cash consideration of $374,000. Pro forma supplementary information has not been presented as the Company was incorporated September 26, 1997.

4.   CAPITAL ASSETS

                                                           December 31,
                                                    1998               1997
                                                 ----------         ----------

      Cost
      Land                                       $  120,000         $  120,000
      Building                                      854,524            764,803
      Leasehold improvements                        104,671                 --
      Plant equipment                             2,383,349             20,686
      Office equipment                              225,973              4,677
      Computer equipment                             31,285              6,725
      ------------------------------------------------------------------------
                                                  3,719,802            916,891
      ------------------------------------------------------------------------

      Accumulated depreciation
      Building                                       43,687              4,844
      Leasehold improvements                          1,230                 --
      Plant equipment                                49,503              6,180
      Office equipment                                5,006                150
      Computer equipment                              3,180                242
      ------------------------------------------------------------------------
                                                    102,606             11,416
      ------------------------------------------------------------------------
                                                 $3,617,196         $  905,475
      ========================================================================


     The net book value of assets recorded under capital leases totaled $367,490 (1997 - $Nil), net of accumulated depreciation of $5,694 (1997 - $Nil).

5.   INTANGIBLE ASSETS

                                                            December 31,
                                                     1998               1997
                                                  ----------         ----------
     Cost
     Packaging artwork                            $  210,000         $   72,737
     Goodwill                                      4,490,271            272,356
     --------------------------------------------------------------------------
                                                   4,700,271            345,093
     --------------------------------------------------------------------------

     Accumulated amortization
     Packaging artwork                                36,936              3,484
     Goodwill                                         36,265              2,244
     --------------------------------------------------------------------------
                                                      73,201              5,728
     --------------------------------------------------------------------------
                                                  $4,627,070         $  339,365
     ==========================================================================

6.   BANK INDEBTEDNESS

     The Company and its subsidiaries have utilized an aggregate of $1,030,000 of authorized lines of credit totaling $1,750,000 (1997 - utilized $40,000 of a $200,000 line of credit). The lines of credit bear interest at prime plus 1.5% (8.25% at December 31, 1998). The outstanding balances are due on demand and are secured by a general assignment of assets of the Company and its subsidiaries and a total of $950,000 in limited guarantees of the Company.

7.   CAPITAL LEASE OBLIGATIONS

     The Company has acquired various processing equipment and vehicles under capital leases expiring July 2003. Monthly principal payments vary from $330 to $4,265. Capital leases are recorded by discounting payments based on the lower of the Company's incremental borrowing rate or the interest rate inherent in the lease.

     Minimum lease payments are due as follows:

     1999                                                          $131,378
     2000                                                           127,665
     2001                                                           103,275
     2002                                                           100,050
     2003                                                            11,242
     ----------------------------------------------------------------------
     Gross value of minumum lease payments                          473,610
     Less amount representing interest                               81,737
     ----------------------------------------------------------------------
                                                                    391,873
     Less principal amounts due in one year                          94,486
     ----------------------------------------------------------------------
                                                                   $297,387
     ======================================================================

8.   LONG-TERM DEBT

                                                                                                December 31,
                                                                                           1998            1997
                                                                                        ---------        ---------
     Business Development Bank of Canada ("BDC")- Mortgage

          Repayable in monthly installments of $3,200 plus interest. Interest is calculated based on BDC's floating base rate plus 1% (9.75% at
          December 31, 1998), and matures June 23, 2012. The loan to PFPI is secured by a first charge on PFPI's land and building, a second charge on PFPI's inventory and accounts receivable, a $250,000 guarantee by an officer of the Company, a guarantee by the Company for the full
          amount of the loan and an assignment shareholder loans owing by PFPI          $ 518,400        $ 550,000
          to IMSI.

     BDC - Equipment loan

          Repayable in two principal instalments during December and January of each year for a 5 year term. Interest is payable monthly at 1.25%
          (10.00% at December 31, 1998) above BDC's daily floating base rate.
          The loan is secured by a first charge on all personal property of TGF.          832,000               --


     Bank of Nova Scotia - Equipment loan

          Repayable in monthly installments of $2,137 for a 5 year term.
          Interest is payable monthly at the Bank of Nova Scotia prime rate plus
          2.5% (9.25% at December 31, 1998). The loan is secured by a first               133,128               --
          charge over the assets financed.

     Bank of Nova Scotia - BDC repayment loan

          Repayable in monthly installments of $1,500 for a period of 39 months.
          Interest is payable monthly at the Bank of Nova Scotia prime rate plus
          2.5% (9.25% at December 31, 1998). The loan is secured by a general
          security agreement over all present and future personal property.               45,819                --

     -------------------------------------------------------------------------------------------------------------
                                                                                        1,529,347          550,000
     Less amount due within one year                                                      279,044           31,600
     -------------------------------------------------------------------------------------------------------------
                                                                                     $  1,250,303        $ 518,600
     =============================================================================================================

     Principal payments required are due as follows:

     1999                                                                                                $ 279,044
     2000                                                                                                  289,041
     2001                                                                                                  285,860
     2002                                                                                                  225,041
     2003                                                                                                  123,961
     Thereafter                                                                                            326,400
     -------------------------------------------------------------------------------------------------------------
                                                                                                        $1,529,347
     =============================================================================================================

9.   COMMITMENTS

     The Company is committed under operating leases for business premises and equipment with terms expiring at various dates through 2005. The minimum annual payments required under the lease agreements are as follows:

     1999                                                                                               $  294,113
     2000                                                                                                  213,658
     2001                                                                                                  216,492
     2002                                                                                                  216,492
     2003                                                                                                  216,492
     Thereafter                                                                                            207,468
     -------------------------------------------------------------------------------------------------------------
                                                                                                        $1,364,715
     =============================================================================================================

10.  CAPITAL TRANSACTIONS

     Reverse acquisition

     On July 16, 1998, ANM, then a non-operating corporation, acquired all of the outstanding common shares of IMSI. As a condition of the transaction, ANM issued 1,400,000 common shares for proceeds of US$925,000 (CDN$1,373,000), net of issuance costs of US$55,000 (CDN$81,600) on July 15, 1998. For accounting purposes, the transaction was treated as a reverse acquisition of ANM by IMSI. In conjunction with the reverse acquisition transaction, the Company created and authorized 10,000,000 Class N shares, and issued 4,000,000 Class N shares to the former shareholders of IMSI. The Class N shares are non-equity participating and are entitled to identical voting rights as the common stockholders. In addition, one Class N share together with one Class X share of IMSI are convertible into common shares of the Company on a one for one basis at the option of the holder until 2013, at which time the Company can force conversion of the Class N shares.

     During 1998, 809,538 Class N and 809,538 Class X shares of IMSI were exchanged for common shares of the Company.

     Private placement financing

     During the period November 17 to November 28, 1998, the Company sold, by private placement, 1,997,300 units for US$0.90 each, consisting of one common share and one-half of a warrant. In exchange for one warrant and US$1.40, the holder may purchase one common share of the Company. The warrants expire May 30, 1999. The units have a minimum holding period of one year from the date of the subscription agreements. Proceeds, net of broker commissions, were US$1,666,124 ($2,550,000 CDN).

     Acquisition - TGF/Norbakco

     In conjunction with the acquisition of TGF/Norbakco, the IMSI issued a total of 459,000 exchangeable shares to satisfy the share consideration requirements of the share purchase agreement. The shares are exchangeable into common shares of the Company at the holder's option based on an exchange ratio. The exchange ratio is determined by a formula which is primarily based upon the earnings before interest, depreciation and taxes ("EBITDA") of the acquired businesses for the years ending February 28, 1999 and 2000 and the Company's common stock market price on those dates.

     The value of the exchangeable shares is recorded as minority interest. Based on the financial results of the acquired operations to-date and the current market price of the Company's common stock, management has estimated that approximately 2,500,000 shares of the Company's common stock could be issued pursuant to the future conversion rights of the holders of the exchangeable shares. These shares have been treated for accounting purposes as being issued. It is impossible to predict with absolute certainty the exact number of shares that could be issued as the EBITDA of the acquired businesses for the years ending February 28, 1999 and February 28, 2000 is unknown.

11.  BROKERS OPTIONS

     In conjunction with the share issuance and reverse acquisition of ANM, the Company granted 1,000,000 stock options to brokers on July 15, 1998. Pursuant to the stock option agreements, the option holders have the right to purchase common shares of the Company at a price of US$1.00, commencing February 1, 1999 and expiring July 1, 1999.

12.  STOCK OPTION PLAN

     On August 10, 1998, the Board of Directors of the Company approved a stock option plan (the "Option Plan") applicable to the Company's officers and directors and authorized 2,500,000 common shares to be granted. Pursuant to the Option Plan, options are granted at an amount not less than the then-current fair market value of the common shares of the Company. Options may generally be exercised in equal proportions during the years following the first to fifth anniversary of the date of grant and expire on the tenth anniversary or upon termination of employment.

     A summary of the activity in the Option Plan since inception is set forth below:

                                                                       Options
                                                                      Available                Number of        Weighted Average
                                                                      For Grant                 Options        Exercise Price (US$)
                                                                      ---------              ------------      --------------------
     Balance at December 31, 1997                                            --                       --
          Authorized                                                  2,500,000                       --
          Granted                                                      (825,000)                 825,000               $     0.80
     ----------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 1998                                     1,675,000                  825,000               $     0.80
     ============================================================================================================================

     Exercisable at December 31, 1997                                                                 --               $       --
     Exercisable at December 31, 1998                                                                 --               $       --
     ============================================================================================================================




     The following table summarizes information concerning currently outstanding options at December 31, 1998:

                                                                 Weighted
                                                                  Average             Weighted                           Weighted
                                               Number of         Remaining            Average           Number of        Average
                                               Options          Contractual           Exercise           Options         Exercise
     Exercise price                           Outstanding          Life              Price (US$)       Exercisable      Price (US$)
                                              ---------         -----------          -----------       -----------      ----------

      $0.70 - $1.50                            825,000           9.7 years           $      0.80                --        $  --
     --------------------------------------------------------------------------------------------------------------------------
                                               825,000                                                          --
     ==========================================================================================================================

13.  STOCK BASED COMPENSATION

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. Weighted average assumptions for stock price volatility, dividend yield, expected life of stock options and risk free interest rate were 326%, 0%, 5.32 years and 5.5%, respectively, for 1998. There were no options issued during 1997.

     SFAS 123 requires that, for the pro forma disclosure, the compensation cost based on the fair values of the options at the grant date be amortized over the vesting period. If compensation cost for stock options had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, the Corporation's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                                                Year ended        Period ended
                                               December 31,       December 31,
                                                  1998               1997
                                               ------------       -----------
     Net loss
             As reported                       $  (549,198)       $  (41,797)
             Pro forma                         $  (565,467)       $  (41,797)

     Net Loss per share, basic and diluted
             As reported                       $     (0.09)       $    (0.01)
             Pro forma                         $     (0.09)       $    (0.01)


     The weighted average fair value for stock options granted during the periods ending December 31, 1997 and December 31, 1998 were $nil and $0.20, respectively.

14.  INCOME TAXES

     The components of the provision for income taxes are as follows:



                                               Year ended           Period ended
                                               December 31,         December 31,
                                                  1998                 1997
                                               -----------          ------------

     Current                                   $     --                 $     --
     Deferred                                        --                       --
     ---------------------------------------------------------------------------
                                               $      -                 $      -
     ===========================================================================

     The components of the net deferred tax asset (liability) are as follows:

                                                            December 31,
                                                        1998            1997
                                                      ---------      ----------

     Net operating losses                             $ 680,000      $ 318,000
     Difference between tax basis and accounting
        basis of capital assets                        (167,000)            --
     -------------------------------------------------------------------------
                                                        513,000        318,000
     Valuation allowance                               (606,000)      (318,000)
     -------------------------------------------------------------------------
                                                      $ (93,000)     $      --
     =========================================================================


     The provision for income taxes varies from the expected provision at the statutory rates for the following reasons:


                                                                          Year ended   Period ended
                                                                         December 31,  December 31,
                                                                            1998        1997
                                                                         -----------   ----------
     Combined Canadian basic federal and provincial tax rates                 44.6%         44.6%
     ===========================================================================================
     Recovery of income taxes based on the above rates                   $(244,900)    $ (18,600)

     Increase (decrease) in income taxes resulting from the following:
           Permanent differences including goodwill amortization            15,200         1,900
           Manufacturing and processing                                    (34,100)        3,200
           Change in valuation allowance                                   288,000        13,500
           Other                                                           (24,200)           --
     -------------------------------------------------------------------------------------------
                                                                         $      --     $      --
     ===========================================================================================


     The Company and its subsidiary have losses totaling $2,089,000 to apply against future years' taxable income. The losses, if not utilized, expire as follows:

     1999                                                            $    19,000
     2000                                                                 34,000
     2001                                                                258,000
     2002                                                                217,000
     2003                                                                331,000
     2004                                                              1,230,000
     ---------------------------------------------------------------------------
                                                                     $ 2,089,000
     ===========================================================================

15.  LOSS PER SHARE

                                                            Year ended     Period ended
                                                           December 31,    December 31,
                                                              1998            1997
                                                           ----------      ----------
     Basic net loss per share

     Numerator
     Net Loss available to common shareholders             $  549,198      $   41,797
     --------------------------------------------------------------------------------
     Denominator
     Weighted average shares outstanding                    6,419,141       5,278,000
     --------------------------------------------------------------------------------
                                                           $     0.09      $     0.01
     ================================================================================

     No diluted net loss per share disclosure is presented as the conversion of securities with dilutive potential in both periods had an anti-dilutive effect on loss per share. The Class N shares outstanding are considered common stock equivalents for the purposes of the basis loss per share and weighted average outstanding common shares calculations.

16.  FINANCIAL INSTRUMENTS

     Fair value

     At December 31, 1997 and December 31, 1998 the estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities were equal to their carrying values due to the short-term nature of the items. The estimated fair value of long-term debt approximates fair value as the debt bears interest at floating rates.

     Credit risk

     Credit risk arises due to the concentration of accounts receivable in one geographic area or with certain customers. This risk is minimized by the fact that the Company sells product to large supermarket chains and specialty food retailers. Substantially all customers pay within 10 days of product delivery.

17.  SEGMENTED INFORMATION

     The Company operates in one business segment; the development, marketing and production of a series of specialty food products for sale to large food retailer chains and specialty food retailers.

     Significant customers accounted for the following sales volume percentages:

                                                   Year ended      Period ended
                                     Type of      December 31,     December 31,
                                     Customer         1998             1997
                                   ----------     ------------     -------------

     Customer 1                    Distributor         12%             14%
     Customer 2                    Distributor         14%             15%
     Customer 3                      Retailer          25%              0%
     ===========================================================================


     During the year, sales to customers outside Canada totaled approximately $1,017,500

18.  SUBSEQUENT EVENTS (unaudited)

     a)   Convertible debenture financing

          On February 16, 1999, the Company's subsidiary IMSI entered into a financing arrangement to issue approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of IMSI which are then exchangeable into shares of the Company. IMSI will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A fee of 1% and 3% of the amount financed is payable at signing and at closing, respectively. The closing of the financing arrangement is subject to the satisfactory completion of due diligence procedures by the investors.

     b)   Acquisition of DC Food Processing Inc. ("DC Food")

          On March 10, 1999, IMSI entered into a letter of intent with the shareholders of 1005549 Ontario Inc. and DC Food, a provider of custom and private label food processing services to Canadian and
          International markets located in Waterloo, Ontario to acquire the company for approximately $20,000,000. Under the terms of the letter of intent, the Company would pay $4,000,000 on closing. The balance of the purchase price will be satisfied on closing by issuing shares of IMSI which are exchangeable into shares of the Company at the option of the holder.

     c)   Conditional real property purchase agreement

          On March 31, 1999, IMSI entered into an agreement whereby IMSI has the option to purchase real property located in Claresholm, Alberta for a purchase price of $1,075,000. The conditional agreement expires May 31,1999.

     d)   Share subscription

          On April 16, 1999, the Company executed a subscription  agreement with
          an  investor  to  issue  1,523,810   common  shares  for  proceeds  of
          approximately $4,000,000.

     e)   Acquisition of Tasty Selections Inc. ("Tasty")

          On April 16, 1999, IMSI acquired all of the outstanding common shares of Tasty, manufacturer of muffin and cookie batters located in Concord, Ontario for consideration totaling approximately $2,160,000. Under the terms of the agreement, the IMSI paid $750,000 cash and issued 442,750 Class X shares on closing. An additional $250,000 cash is payable upon the receipt of the financial statements of Tasty for the nine month period ended March 31, 1999.

                      Pro Forma Consolidated Balance Sheet
                                   (Unaudited)
================================================================================

                                                      Historical               Historical         Historical
                                                   International Menu        Tasty Batters    DC Food Processing
                                                        Solutions             ("Tasty")            Inc. ("DC")        Pro forma
                                                  Corporation ("IMSC")     December 31, 1998   December 6, 1998      Adjustments
                                                   December 31, 1998         (unaudited)          (unaudited)        (unaudited)
                                                  --------------------     -----------------  ------------------    -------------
ASSETS

CURRENT ASSETS
        Cash and cash equivalents                     $  1,866,000         $    176,000        $         --         $  2,880,000
        Accounts receivable - net                        2,270,000              693,000           1,408,000                   --
        Inventory                                        1,300,000              371,000             405,000                   --
        Prepaid expenses and other current
        assets                                              98,000               38,000                  --                   --
------------------------------------------------------------------        -------------        ------------         ------------
                                                         5,534,000            1,278,000           1,813,000            2,880,000

CAPITAL ASSETS, NET                                      3,617,000              502,000           3,116,000            1,500,000
INTANGIBLE ASSETS, NET                                   4,627,000                   --             143,000           18,733,000
------------------------------------------------------------------        -------------        ------------         ------------
                                                      $ 13,778,000         $  1,780,000        $  5,072,000         $ 23,113,000
==================================================================        =============        ============         ============

LIABILITIES
CURRENT LIABILITIES
        Bank indebtedness                             $  1,101,000         $         --        $    168,000         $         --
        Accounts payable                                 2,072,000              121,000             918,000                   --
        Accrued liabilities                                938,000              290,000                  --              200,000
        Income taxes payable                                    --               37,000             216,000                   --
        Current portion of capital lease
        obligation                                          94,000                   --             223,000                   --
        Current portion of long-term debt                  279,000              110,000              77,000                   --
------------------------------------------------------------------        -------------        ------------         ------------
                                                         4,484,000              558,000           1,602,000              200,000

CAPITAL LEASE OBLIGATION                                   297,000                   --             709,000                   --

LONG-TERM DEBT                                           1,250,000              569,000             683,000                   --

DUE TO SHAREHOLDERS                                             --              200,000             130,000            (330,000)

CONVERTIBLE DEBENTURES
  ISSUED BY SUBSIDIARY                                          --                   --                  --            4,000,000

DEFERRED INCOME TAXES                                       93,000               52,000              87,000                   --


------------------------------------------------------------------        -------------        ------------         ------------
                                                         6,124,000            1,379,000           3,211,000            3,870,000
------------------------------------------------------------------        -------------        ------------         ------------

MINORITY INTEREST                                        3,374,000                   --                  --                   --
------------------------------------------------------------------        -------------        ------------         ------------

STOCKHOLDERS' EQUITY
        Capital stock                                       12,000                   --               2,000                1,000
        Additional paid-in capital                       4,872,000                   --              47,000           21,455,000
        Retained earnings (deficit)                       (604,000)             401,000           1,812,000           (2,213,000)
------------------------------------------------------------------        -------------        ------------         ------------
                                                         4,280,000              401,000           1,861,000           19,243,000
------------------------------------------------------------------        -------------        ------------         ------------
                                                      $ 13,778,000        $   1,780,000        $  5,072,000         $ 23,113,000
==================================================================        =============        ============         ============


                                                                             Pro forma
                                                                          IMSC Consolidated
                                                                          December 31, 1998
                                                          Note              (unaudited)
                                                      -------------        ----------------
ASSETS

CURRENT ASSETS
        Cash and cash equivalents                               2,3        $  4,922,000
        Accounts receivable - net                                             4,371,000
        Inventory                                                             2,076,000
        Prepaid expenses and other current
        assets                                                                  136,000
-------------------------------------------------     -------------        ------------
                                                                             11,505,000

CAPITAL ASSETS, NET                                               2           8,735,000
INTANGIBLE ASSETS, NET                                            2          23,503,000
-------------------------------------------------     -------------        ------------
                                                                           $ 43,743,000
=================================================     =============        ============

LIABILITIES
CURRENT LIABILITIES
        Bank indebtedness                                                  $  1,269,000
        Accounts payable                                                      3,111,000
        Accrued liabilities                            2 (iii), (iv)          1,428,000
        Income taxes payable                                                    253,000
        Current portion of capital lease
        obligation                                                              317,000
        Current portion of long-term debt                                       466,000
-------------------------------------------------     -------------        ------------
                                                                              6,844,000

CAPITAL LEASE OBLIGATION                                                      1,006,000

LONG-TERM DEBT                                                                2,502,000

DUE TO SHAREHOLDERS                                               2                  --

CONVERTIBLE DEBENTURES
  ISSUED BY SUBSIDIARY                                        3 (i)           4,000,000

DEFERRED INCOME TAXES                                                           232,000

                                                                                     --
-------------------------------------------------     -------------        ------------
                                                                             14,584,000
-------------------------------------------------     -------------        ------------

MINORITY INTEREST                                                             3,374,000
-------------------------------------------------     -------------        ------------

STOCKHOLDERS' EQUITY
        Capital stock                                                            15,000
        Additional paid-in capital                              2,3          26,374,000
        Retained earnings (deficit)                               2            (604,000)
-------------------------------------------------     -------------        ------------
                                                                             25,785,000
-------------------------------------------------     -------------        ------------
                                                                           $ 43,743,000
=================================================     =============        ============


See footnotes to pro forma financial statements

                      Pro Forma Consolidated Balance Sheet
                                   (Unaudited)
================================================================================

                                                                                                                  Historical
                                              Historical            Historical              Historical         Transcontinental
                                          International Menu      Pasta Kitchens          Norbakco Ltd.         Gourmet Foods
                                               Solutions            ("Pasta")              ("Norbakco")            ("TGF")
                                         Corporation ("IMSC")    Nine Months Ended       Six months ended    Eleven months ended
                                              Year ended         October 8, 1998        November 30, 1998     November 30, 1998
                                          December 31, 1998         (unaudited)            (unaudited)            (unaudited)
                                         --------------------    -----------------      ---------------      --------------------
REVENUE                                     $6,096,000             $694,000             $    1,976,000            $ 4,247,000
------------------------------------------------------             --------             --------------            -----------
COSTS AND EXPENSES
       Cost of goods sold                    4,730,000              418,000                  1,762,000              2,825,000
       Selling expenses                        568,000               84,000                     50,000                539,000
       Research and development                426,000                   --                         --                     --
       Administrative expenses                 764,000              198,000                    170,000                688,000
       Amortization of goodwill                 67,000                   --                         --                     --
------------------------------------------------------             --------             --------------            -----------
                                             6,598,000              700,000                  1,982,000              4,052,000
------------------------------------------------------             --------             --------------            -----------

INCOME(LOSS) FROM
   OPERATIONS                                 (502,000)              (6,000)                    (6,000)               195,000
------------------------------------------------------             --------             --------------            -----------

OTHER INCOME (EXPENSE)
       Interest revenue                         25,000                   --                         --                     --
       Interest expense                        (98,000)              13,000                    (20,000)              (117,000)
------------------------------------------------------             --------             --------------            -----------
                                               (73,000)              13,000                    (20,000)              (117,000)
------------------------------------------------------             --------             --------------            -----------

INCOME (LOSS) BEFORE
   INCOME TAXES AND
   MINORITY INTEREST                          (575,000)               7,000                    (26,000)                78,000
INCOME TAXES                                        --                   --                         --                (29,000)
------------------------------------------------------             --------             --------------            -----------
NET INCOME (LOSS)                             (575,000)               7,000                    (26,000)               107,000
MINORITY INTEREST                               26,000                   --                         --                     --
------------------------------------------------------             --------             --------------            -----------
INCOME (LOSS) Before Minority Interest      $ (549,000)            $  7,000            $       (26,000)           $   107,000
======================================================             ========             ==============            ===========
NET LOSS PER SHARE -
  DILUTED AND BASIC                         $     0.09
======================================================
WEIGHTED AVERAGE
  OUTSTANDING COMMON
  SHARES                                     6,419,141
======================================================


                                           Historical              Historical
                                        Tasty Selections       DC Food Processing
                                           ("Tasty")               Inc. ("DC")                                       Pro Forma
                                       Twelve months ended     Twelve months ended    Pro Forma                  IMSC Consolidated
                                       December 31, 1998        December 6, 1998     Adjustments                 Twelve months ended
                                           (unaudited)             (unaudited)       (unaudited)      Note      December 31, 1998
                                      --------------------    --------------------   -----------    --------   ---------------------
REVENUE                                $5,574,000                $17,580,000        $       --                    $36,167,000
-------------------------------------------------                -----------        ----------         ------     -----------
COSTS AND EXPENSES
       Cost of goods sold               4,287,000                 15,979,000                --                     30,001,000
       Selling expenses                   392,000                     21,000                --                      1,654,000
       Research and development                --                         --                --                        426,000
       Administrative expenses            461,000                    561,000                --                      2,842,000
       Amortization of goodwill                --                      7,000           599,000              4         673,000
-------------------------------------------------                -----------        ----------         ------     -----------
                                        5,140,000                 16,568,000           599,000                     35,639,000
-------------------------------------------------                -----------        ----------         ------     -----------

INCOME (LOSS) FROM
   OPERATIONS                             434,000                  1,012,000          (599,000)                       528,000
-------------------------------------------------                -----------        ----------         ------     -----------

OTHER INCOME (EXPENSE)
       Interest revenue                        --                         --                --                         25,000
       Interest expense                  (126,000)                  (117,000)         (280,000)          3(i)        (745,000)
-------------------------------------------------                -----------        ----------         ------     -----------
                                         (126,000)                  (117,000)         (280,000)                      (720,000)
-------------------------------------------------                -----------        ----------         ------     -----------
                                                                                                                     (720,000)
-------------------------------------------------                -----------        ----------         ------     -----------
INCOME (LOSS) BEFORE
   INCOME TAXES AND
   MINORITY INTEREST                      308,000                    895,000          (879,000)                      (192,000)
INCOME TAXES                              (88,000)                  (289,000)               --                       (348,000)
-------------------------------------------------                -----------        ----------         ------     -----------
NET INCOME (LOSS)                         220,000                    606,000          (879,000)                      (540,000)
MINORITY INTEREST                              --                         --                --                         26,000
-------------------------------------------------                -----------        ----------         ------     -----------
INCOME (LOSS) Before Minority Interest $  220,000                $   606,000        $ (879,000)                   $  (514,000)
=================================================                ===========        ==========         ======     ===========
NET LOSS PER SHARE -
  DILUTED AND BASIC                                                                                               $      0.04
=================================================                ===========        ==========         ======     ===========
WEIGHTED AVERAGE
  OUTSTANDING COMMON
  SHARES                                                                             5,336,083         2,3(ii)     11,755,224
=================================================                ===========        ==========         ======     ===========

See footnotes to pro forma financial statements

            Footnotes to Pro Forma Consolidated Financial Statements

1.   Basis of presentation

     The accompanying pro forma consolidated balance sheet as of December 31, 1998 and pro forma consolidated statement of operations for the year then ended of International Menu Solutions Corporation ("IMSC") have been prepared to give effect to the business combinations involving Pasta Kitchens ("Pasta"), Transcontinental Gourmet Foods Inc. ("TGF") and Norbakco Ltd. ("Norbakco"), Tasty Selections Inc. ("Tasty") and 1005549 Ontario Limited ("D.C. Foods") and related transactions as described elsewhere herein on the basis of the assumptions described in Notes 2 to 4 below. The pro forma consolidated balance sheet and pro forma consolidated statement of operations of IMSC have been prepared from the following:

     a) The audited consolidated financial statements of IMSC for the year ended December 31, 1998;

     b) The unaudited financial statements of Pasta for the period from January 1, 1998 to October 8, 1998;

     c) The unaudited financial statements of TGF for the eleven month period ended November 30, 1998;

     d) The unaudited financial statements of Norbakco for the six month period ended November 30, 1998;

     e) The unaudited financial statements of Tasty for the year ended December 31, 1998; and

     f) The audited financial statements of D.C. Foods for the year ended December 6, 1998.

     The pro forma consolidated balance sheet and pro forma consolidated statement of operations are not intended to reflect the financial position of IMSC which would have actually resulted had the combination, related transactions and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the financial position that may prevail in the future.

2.   Pro forma assumptions related to acquisitions

     During the year ended December 31, 1998, the Company acquired the businesses, set out in the table below, which have been accounted for using the purchase method:

                                         Pasta Kitchen (i)  TGF/Norbakco (ii)   Tasty (iii)      D.C. Foods (iv)
                                         -----------------  -----------------  ------------     ----------------
     Estimated purchase price
        including acquisition costs         $  395,000      $    4,970,000     $ 2,235,000        $ 20,470,000
     Assigned fair values
         of net assets acquired
     Current assets                            105,000           2,922,000       1,278,000           1,813,000
     Capital assets                            200,000           2,223,000         502,000           4,616,000
     Current liabilities                      (146,000)         (2,958,000)       (558,000)         (1,602,000)
     Long-term liabilities                          --          (1,199,000)       (621,000)         (1,479,000)
     ---------------------------------------------------------------------     -------------------------------
                                               159,000             988,000         601,000           3,348,000
     ---------------------------------------------------------------------     -------------------------------
     Goodwill                               $  236,000      $    3,982,000     $ 1,634,000        $ 17,122,000
     =====================================================================     ===============================

     (i) International Menu, through its subsidiary Prime Foods, acquired the assets of Pasta Kitchen for cash consideration of approximately $375,000. Additional consideration, currently estimated at $340,000, is payable, at the option of the Company, in cash or common shares during 1999 based on the achievement of certain revenue targets. Due to the contingent nature of the additional consideration, its value will be recorded as goodwill when the conditions are resolved.

     (ii) International Menu acquired all of the outstanding shares of TGF and 59% of the outstanding shares of Norbakco Ltd., a sister corporation of TGF. Cash of $1,000,000 was paid to the vendors on closing. An estimated additional cash payment of $600,000 is payable during 1999 based on the net book value of TGF in excess of $1,000,000. The estimated additional cash payment has been recorded as a liability as of December 31, 1998. The balance of the purchase price of $3.4 million was paid in the form of shares of IMSI, issued December 1, 1998, which are exchangeable for common shares of the Company.

    (iii) International Menu acquired all of the outstanding shares of Tasty for total consideration of approximately $2,160,000. Cash of $1,000,000 was paid and 442,750 Class X exchangeable shares of IMSI and 442,750 Class N shares of the Company were issued to the selling shareholders of Tasty on closing. Professional fees and other acquisition costs, estimated at $75,000 are included in accrued liabilities at December 31, 1998

     (iv) International Menu acquired all of the outstanding shares of D.C. Foods for total consideration valued at $20,345,000. Under the terms of the agreement, the Company paid $4,000,000 in cash, issued 893,333 Class X exchangeable shares of IMSI, issued 893,000 Class N shares of the Company, issued 250,000 Class E Series 1 shares, issued 250,000 Class E Series 2 shares, issued 250,000 Class E Series 3 shares and issued 250,000 Class E Series 4 shares to the selling shareholders of D.C. Foods. All Class E series shares were issued by IMSI. Professional fees and other acquisition costs, estimated at $125,000 are included in accrued liabilities at December 31,1998

3.   Pro forma assumptions related to acquisition financing

     (i) The Company's subsidiary International Menu entered into a financing arrangement to issue approximately $4,000,000 in convertible debentures to two investors. The debentures will have a term of 48 months, bear interest at 7% per annum for the first 12 months and 13% thereafter, and will be convertible at the holder's option at any time into exchangeable shares of International Menu which are then exchangeable into shares of the Company. International Menu will have the right to force conversion of the debentures if certain trading statistics are maintained after July 1, 1999. A management fee of 1% and 3% of the amount financed is payable at signing and at closing, respectively. These fees are amortized over the term of the debenture.

     (ii) The  Company  executed a  subscription  agreement  with an investor to
          issue   1,523,810   common   shares  for  proceeds  of   approximately
          $4,000,000.

4.   Pro forma assumptions related to goodwill amortization

     Goodwill that arose on the acquisition of certain assets of Pasta is amortized over a 20-year period. Goodwill relating to all other acquisitions presented in the pro forma financial statements is amortized over a 40-year period.